SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period ended on March 31, 2007 and March 31, 2006 filed with the Bolsa de Comercio de Buenos Aires.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the nine-month periods

beginning on July 1, 2006 and 2005

and ended March 31, 2007 and 2006

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31, 2007 and June 30, 2006

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2007	June 30, 2006
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	118,571	103,018
Investments (Note 9)	377,308	130,420
Mortgage and leases receivables, net (Note 6)	160,771	114,911
Other receivables and prepaid expenses (Note 7)	81,346	52,159
Inventories (Note 8)	52,780	81,280

Total Current Assets	790,776	481,788

NON-CURRENT ASSETS
Mortgage and leases receivables, net (Note 6)	45,096	33,044
Other receivables and prepaid expenses (Note 7)	105,093	97,882
Inventories (Note 8)	196,909	80,830
Investments (Note 9)	642,272	647,981
Fixed assets (Note 10)	1,909,023	1,413,212
Intangible assets	2,439	3,599

Subtotal Non-Current Assets	2,900,832	2,276,548

Goodwill, net	(13,870)	(18,215)

Total Non-Current Assets	2,886,962	2,258,333

Total Assets	3,677,738	2,740,121

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	203,892	127,369
Mortgages payable (Note 11)	18,593	18,407
Customer advances (Note 12)	62,680	64,847
Short term debt (Note 13)	335,512	123,733
Salaries and social security payable	14,283	14,823
Taxes payable	58,266	33,928
Other liabilities (Note 14)	52,954	36,121

Total Current Liabilities	746,180	419,228

NON-CURRENT LIABILITIES
Trade accounts payable	415	1,196
Mortgages payable (Note 11)	8,058	14,722
Customer advances (Note 12)	70,590	41,482
Long term debt (Note 13)	715,532	280,560
Taxes payable	11,333	14,926
Other liabilities (Note 14)	75,308	32,252

Total Non-Current Liabilities	881,236	385,138

Total Liabilities	1,627,416	804,366
Minority interest	416,938	449,989

SHAREHOLDERS´ EQUITY	1,633,384	1,485,766

Total Liabilities and Shareholders´ Equity	3,677.738	2,740,121

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	March 31, 2007	March 31, 2006
Revenues	521,939	381,270
Cost	(209,903)	(164,211)

Gross profit	312,036	217,059
Gain from recognition of inventories at net realizable value	11,539	8,220
Selling expenses	(68,666)	(41,895)
Administrative expenses	(99,485)	(63,240)

Subtotal	(156,612)	(96,915)
Net income from retained interest in securitized receivables	4,367	2,116

Operating income (Note 4)	159,791	122,260
Amortization of goodwill	(566)	(827)
Financial results generated by assets:
Interest income	13,978	4,124
Interest on discount by assets	(161)	(17)
Gain on financial operations	54,155	9,828
Exchange gain	771	22,199

Subtotal	68,743	36,134
Financial results generated by liabilities:
Interest on discount by liabilities	5	(1)
Discounts	—	—
Exchange loss	(2,882)	(40,032)
Financial expenses	(42,302)	(38,804)

Subtotal	(45,179)	(78,837)

Financial results, net	23,564	(42,703)
Equity gain from related companies	25,355	37,193
Other income and expenses, net (Note 15)	(8,962)	(5,999)

Net Income before taxes and minority interest	199,182	109,924
Income tax and asset tax	(56,693)	(49,749)
Minority interest	(28,639)	(19,270)

Net income for the period	113,850	40,905

Earnings per common share
Basic (Note 25)	0.258	0.111
Diluted (Note 25)	0.210	0.110

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousands of pesos (Notes 1, 2 and 3)

	March 31, 2007	March 31, 2006
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	163,940	142,589
Cash and cash equivalents as of end of period	366,047	156,718

Net increase in cash and cash equivalents	202,107	14,129

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	113,850	40,905
Plus income tax and asset tax accrued for the period	56,693	49,749
Adjustments to reconcile net income to cash flows from operating activities:
• Equity loss from related companies	(25,355)	(37,193)
• Minority interest	28,639	19,270
• Allowances and reserves	26,291	13,954
• Amortization and depreciation	64,529	61,281
• Financial results	(44,835)	26,276
• Gain from recognition of inventories at net realizable value	(11,539)	(8,220)
• Accrual of unrealized gains	—	(2,428)
• Uncollected expenses	—	5,164
Changes in operating assets and liabilities:
• (Increase) Decrease in current investments	(3,044)	10,931
• Increase in non-current investments	(36,681)	(18,419)
• Increase in mortgages and lease receivables	(60,552)	(77,145)
• (Increase) Decrease in other receivables	(52,584)	925
• Decrease in inventories	27,124	22,161
• Increase in intangible assets	—	(2,247)
• Decrease in taxes payable, social security payable and customer advances	(34,957)	(8,717)
• Increase in trade accounts payable	74,280	40,320
• Increase in accrued interest	5,603	6,018
• Increase (Decrease) in other liabilities	6,245	(3,877)

Net cash provided by operating activities	133,707	147,329

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increases in cash (Payments) for companies acquired net of cash acquired	5,387	(4,232)
• Framework agreement guarantee deposit	9,111	(8,610)
• Decrease in minority interest	(37,939)	(4,030)
• Sale of IRSA Telecommunications N.V.	—	1,719
• Purchase and improvements of fixed assets	(495,375)	(55,206)
• Increase in receivables with related companies	(285)	(325)
• Loans granted	(3,995)	—
• Increase in non-current investments	—	—
• Changes in undeveloped parcels of land	54,117	(630)

Net cash used in investing activities	(468,979)	(71,314)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Swap guarantee deposit	—	1,190
• Increase in short term debt and long term debt	653,908	16,414
• Payment of short term debt and long term debt	(109,236)	(60,945)
• Settlement of debt for the purchase of shares of Mendoza Plaza Shopping S.A. .	—	(5,150)
• Decrease of mortgages payable	(4,529)	(22,279)
• Issuance of common stock	20,411	21,560
• Dividends payments to minority shareholders of related subsidiaries	(23,175)	(11,356)
• Payments to minority shareholders for common stock in reduction in subsidiaries	—	(1,320)

Net cash provided by (used in) financing activities	537,379	(61,886)

NET INCREASE IN CASH AND CASH EQUIVALENTS	202,107	14,129

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2007	March 31, 2006
Supplemental cash flow information
• Interest paid	50,316	40,626
• Income tax paid	11,798	589
Non-cash activities:
• Increase in inventories through a decrease in fixed assets	—	1,422
• Increase in intangible assets through a decrease in fixed assets	—	6
• Increase in fixed assets through a decrease in real estate reserve	—	(9,049)
• Increase in inventories through a decrease in real estate reserve	—	18,404
• Increase in other receivables through a decrease in fixed assets	—	83
• Increase in other receivables through a decrease in long-term investments	3,303	—
• Increase in long-term investments through an increase in loans	27,522	—
• Decrease in Mortgages payable through a decrease in inventories	(3,632)	—
• Increase in fixed assets through an increase in other receivables	12,161	—
• Conversion of negotiable obligations into common shares	13,357	26,074

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousand of pesos (Notes 1, 2 and 3)

	March 31, 2007	March 31, 2006
Acquisitions of subsidiaries:
Leases and services receivables	1,578	—
Other receivables	4,083	99
Inventories	66,057
Undeveloped parcels of land	—	269
Fixed assets	51,807	—
Trade accounts payable	(1,458)	—
Customer advances	(17,417)	—
Salaries and social security payable	(283)	—
Taxes payable	(878)	—
Other liabilities	(11,614)	(89)

Net value of the acquired non-cash assets	91,875	279

Acquired cash	187,714	—

Net value of acquired assets	279,589	279

Minority interest	(36,029)	—
Goodwill	19,385	—
Higher value of undeveloped parcels of land acquired	—	3,953

Purchase value of acquired subsidiaries	262,945	4,232

Acquired cash	(187,712)	—
Amounts financed by sellers	(80,618)	—

	(5,387)

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousand of pesos

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a. Basis of consolidation

The Company has consolidated its unaudited balance sheets at March 31, 2007 and June 30, 2006 and the unaudited statements of income and cash flows for the nine-month periods ended March 31, 2007 and 2006 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

Consolidated Financial statements corresponding to the nine-month periods ended March 31, 2007 and 2006 have not been audited. The Company´s management believes they include all necessary adjustments to reasonably show the consolidated results of each period.

Consolidated Income statement for the nine-month periods ended March 31, 2007 and 2006 do not necessarily reflect the portion of the Company´s consolidated results for such complete years. All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	March 31, 2007	June 30, 2006	March 31, 2007	June 30, 2006
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	66.67	100.00	66.67
Abril S.A.	100.00	83.33	100.00	83.33
Pereiraola S.A.	100.00	83.33	100.00	83.33
Baldovinos S.A. (Note 45)	—	83.33	—	83.33
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Llao LLao Resorts S.A.	50.00	50.00	50.00	50.00
Patagonian Investment S.A.	100.00	—	100.00	—
Alto Palermo S.A. (“APSA”)	62.36	61.54	62.36	61.54
Rummaala S.A (Note 44)	100.00	—	100.00	—
Inversora Bolivar S.A.	100.00	66.67	100.00	66.67
Canteras Natal Crespo S.A. (1)	55.93	43.18	55.93	43.18

(1)	The Company holds joint control of Canteras Natal Crespo S.A. with ECIPSA, see Note 17 to the unaudited basic Financial Statement.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 1:	(Continued)

b. Comparative Information

Balance sheet items as of June 30, 2006 shown in these unaudited consolidated financial statements for comparative purposes arise from the audited annual consolidated financial statements corresponding to the year then ended.

The balances at March 31, 2007 of the unaudited Statements of Income, Changes in Shareholders´ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

Certain amounts in the unaudited financial statements at March 31, 2006 were reclassified for disclosure on a comparative basis with those for the period ended March 31, 2007.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the unaudited basic financial statements details the most significant accounting policies applied and mentions the recently approved unification of accounting standards that will be applicable at the beginning of the next fiscal year. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the period. See Note 1.5.i. to the unaudited basic financial statements.

b.	Revenue recognition

The Company’s revenues mainly stem from office leases, shopping center operations, development and sale of real estate and hotel operations.

•	Leases and services from shopping center operations

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company monthly charges its tenants administration fees, which are prorated among the tenants according to their leases and varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

b.	(Continued)

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

•	Credit card operations

Revenues derived from credit card transactions include commissions and financing income, charges to users for life and disability insurance and statements of accounts. Commissions are recognized at the time the merchants’ transactions are processed, while the remaining income is recognized at the time it is accrued.

•	Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

c.	(Continued)

•	Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets does not exceed its estimated recoverable value at the end of each period.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the subsidiary APSA, originating from the purchase of shares of Tarshop S.A., Fibesa S.A., Panamerican Mall S.A., Empalme S.A.I.C.F.A. y G. EMPALME and Emprendimiento Recoleta S.A., which is amortized through the straight-line method over a period that not exceeds 10 years.

Goodwill corresponding to the acquisition of Panamerican Mall S.A. has been valued at cost, calculated as the difference between the value paid for such investment and the estimated current value of the assets acquired.

The goodwill for the acquisition of the controlled companies Empalme S.A.I.C.F.A. y G. and Palermo Invest S.A. has been valued at cost, calculated as difference between the value paid for such investment and the book value of the participation acquired. The Company is currently analyzing the current value of assets and liabilities acquired in line with Technical Resolution No. 21.

Amortization has been classified under “Amortization of goodwill” in the Unaudited Statements of Income.

NOTE 4:	NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

These segments are Sale and development of properties, Office and others, Shopping centers, Credit card, Hotel and financial operations and others. As mentioned in Note 1, the unaudited consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:
• Sale and development of properties
This segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.
• Office and others
This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.
• Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants. This segment also includes revenues derived from credit card transactions that consist of commissions and financing income.

• Credit card

This segment includes the operating results from operations with credit cards, which include commissions, financing income, charges to users by life and incapacity insurance and accounts’ summaries, among others.

• Hotel operations
This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.
• Financial operations and others
This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the unaudited basic financial statements and in Note 3 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:
As of March 31, 2007

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Others	Total
Revenues	40,013	37,889	198,278	94,372	149,556	1,831	521,939
Costs	(37,282)	(6,841)	(60,953)	(49,759)	(54,143)	(925)	(209,903)
Gross profit	2,731	31,048	137,325	44,613	95,413	906	312,036
Income from valuation of inventories at net sale value	11,539	—	—	—	—	—	11,539
Selling expenses	(2,670)	(2,178)	(15,859)	(9,152)	(38,807)	—	(68,666)
Administrative expenses	(13,497)	(11,916)	(22,346)	(19,097)	(32,629)	—	(99,485)
Net income from retained interest in securitized receivables	—	—	—	—	4,367	—	4,367

Operating income	(1,897)	16,954	99,120	16,364	28,344	906	159,791

Depreciation and amortization (b)	—	6,712	48,664	7,457	884	—	63,717

Addition of fixed assets and intangible assets	702	258,636	184,634	47,768	3,635	—	495,375
Non-current investments in other companies	—	—	—	—	—	292,090	292,090
Operating assets	474,258	628,739	1,281,348	191,487	138,929	—	2,714,761
Non-Operating assets	50,390	66,803	38,873	10,658	8,284	787,969	962,977
Total assets	524,648	695,542	1,320,221	202,145	147,213	787,969	3,677,738
Operating liabilities	12,482	45,507	178,146	30,333	170,309	—	436,777
Non-Operating liabilities	211,524	190,060	545,778	120,496	23,991	98,790	1,190,639
Total liabilities	224,006	235,567	723,924	150,829	194,300	98,790	1,627,416

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:
As of March 31, 2006

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Others	Total
Revenues	32,764	21,524	155,545	79,700	89,997	1,740	381,270
Costs	(27,077)	(6,869)	(55,700)	(43,089)	(30,395)	(1,081)	(164,211)
Gross profit	5,687	14,655	99,845	36,611	59,602	659	217,059
Income from valuation of inventories at net sale value	8,220	—	—	—	—	—	8,220
Selling expenses	(1,320)	(796)	(10,635)	(8,152)	(20,992)	—	(41,895)
Administrative expenses	(8,235)	(7,485)	(13,133)	(15,938)	(18,449)	—	(63,240)
Net income from retained interest in securitized receivables	—			—	2,116	—	2,116

Operating income	4,352	6,374	76,077	12,521	22,277	659	122,260

Depreciation and amortization (b)	247	5,987	46,681	7,245	591	—	60,751

Addition of fixed assets and intangible assets (c)	619	320	29,524	20,070	3,586	—	54,119
Non-current investments in other companies (c)	—	—	129	—	—	265,082	265,211
Operating assets (c)	386,740	359,725	1,139,767	145,796	74,148	—	2,106,176
Non-Operating assets (c)	49,624	46,158	18,536	13,310	10,655	495,662	633,945
Total assets (c)	436,364	405,883	1,158,303	159,106	84,803	495,662	2,740,121
Operating liabilities (c)	15,183	52,688	129,653	21,281	97,969	—	316,774
Non-Operating liabilities (c)	81,414	72,126	243,303	59,030	13,272	18,447	487,592
Total liabilities (c)	96,597	124,814	372,956	80,311	111,241	18,447	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 5:	CASH AND BANKS
The breakdown for this item is as follows:

	March 31, 2007	June 30, 2006
Cash in local currency	3,654	2,288
Cash in US$	726	2,472
Banks in local currency	26,171	28,599
Banks in US$	33,748	37,826
Banks in EUR	475	458
Special current accounts in local currency	6,053	1,645
Foreign accounts	46,555	28,666
Checks to be deposited	1,189	1,064

	118,571	103,018

NOTE 6:	MORTGAGES AND LEASES RECEIVABLES, NET
The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	6,987	2,211	9,150	13,352
Interest to be accrued	(135)	—	(79)	(51)
Debtors from leases and credit card	138,569	44,725	92,449	21,076
Debtors from leases under legal proceedings	21,519	—	23,338	—
Debtors from sales under legal proceedings	1,886	—	2,051	—
Checks to be deposited	30,903	—	26,155	—
Related companies	1,286	—	295	—
Debtors from hotel activities	10,355	—	5,595	—
Less:
Allowance for doubtful accounts	(198)	—	(505)	—
Allowance for doubtful leases	(50,401)	(1,840)	(43,538)	(1,333)

	160,771	45,096	114,911	33,044

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES
The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Asset tax credits	9,680	31,835	7,321	26,000
Value added tax (“VAT”) receivable	23,061	7,291	5,344	1,186
Related companies	11,337	65	6,542	51
Guarantee deposits (1) (2)	287	471	9,391	282
Prepaid expenses and services	12,684	251	7,176	456
Guarantee of defaulted credits (3)	163	3,542	279	15,889
Advance for the acquisition of companies (Note 44)	—	—	2,064	—
Expenses to be recovered	7,957	—	4,965	—
Fund administration and reserve	221	—	243	—
Gross sales tax	910	1,140	790	883
Deferred income tax	—	50,380	—	47,936
Debtors under legal proceeding	233	—	470	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 7:	(Continued)

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Income tax advances and withholdings	749	—	1,638	—
Country club debtors	412	—	412	—
Trust programs account receivables	2,132	10,892	1,100	5,805
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Tax on personal assets to be recovered	—	—	836	—
Loans granted (4)	4,204	—	—	—
Pre-paid insurance	—	—	48	—
Judicial attachments (Note 26)	877	—	861	—
Present value – other receivables	—	(910)	—	(752)
Stock transactions to be liquidated	385	—	—	—
Other	6,054	136	2679	146

	81,346	105,093	52,159	97,882

(1)	As of June 30, 2006 included US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S. A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines were established for negotiating the acquisition of land to develop a shopping center and a dwelling and/or office building as of June 30, 2006. As of December 26, 2006 this guarantee kept to APSA (see Note 41).
(2)	Includes restricted cash (see Note 16)
(3)	See Note 15 to the unaudited basic financial statements and Note 16 to the unaudited consolidated financial statements.
(4)	See Note 4 (1) to the unaudited basic financial statements

NOTE 8:	INVENTORIES
The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Edificios Cruceros	537	—	3,629	—
Dock 13	1,595	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti “D”	72	—	72	—
Credit from Barter of Caballito	—	22,663	—	22,663
Torres Jardín	257	215	472	—
V. Celina	43	—	43	—
Abril / Baldovinos	6,231	2,414	5,670	2,872
San Martín de Tours	8,775	—	14,211	—
Credit from barter of Benavidez (Note 27)	2,329	6,213	2,329	6,213
Torre Renoir I (1)	1,521	—	—	—
Torres de Abasto	509	—	312	—
Credit from barter of Parcel 1 c) Dique III (1)	19,978	9,972	15,587	7,274
Torres de Rosario	7,701	—	7,325	—
Dique III parcel 1 d) (1)	—	—	25,549	—
Credit from barter of Dique III 1 e) (1)	—	41,808	—	41,808
Advance on purchase of real states (Note 44)	—	—	1,773	—
Libertador 1703 y 1755	—	113,624	—	—
Other inventories	3,219	—	2,690	—

	52,780	196,909	81,280	80,830

(1)	See Note 20 to the unaudited basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 9:	INVESTMENTS
The breakdown for this item is as follows:

	March 31, 2007	June 30, 2006
Current
Boden (1)	547	644
Mortgage bonds (1)	2,148	2,704
IRSA I Trust Exchangeable Certificate (1)	169	184
Time deposits and money markets	35,523	6,431
Mutual funds (2)	317,783	108,732
Tarshop Trust (1)	13,316	10,319
Fiduciary bonds (1)	—	324
Banco Ciudad de Bs. As. Bond (1)	239	438
Other investments (1)	7,583	644

	377,308	130,420

Non-current
Banco de Crédito y Securitización S.A.	5,187	4,782
Banco Hipotecario S.A.	286,903	260,300
E-Commerce Latina S.A	—	129
IRSA I Trust Exchangeable Certificate	1,753	2,126
Tarshop Trust	61,354	37,814
Fiduciary bonds	—	752
Banco Ciudad de Bs. As. Bond	—	117
Other investments	660	1,287

	355,857	307,307

Undeveloped parcels of land:
Dique IV	7,046	6,704
Terreno General Paz (Note 41)	—	59,837
Torres de Rosario plot of land	16,111	16,079
Terrenos de Caballito	9,223	9,223
Padilla 902	92	92
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Puerto Retiro (Note 16)	46,516	46,518
Santa María del Plata	114,422	114,397
Pereiraola	21,875	21,875
Air space Coto	13,143	13,143
Caballito	36,681	36,622
Canteras Natal Crespo	6,478	4,427
Other undeveloped parcels of land	8,390	5,319

	286,415	340,674

	642,272	647,981

(1)	Not considered cash equivalent for purposes of presenting the unaudited consolidated statements of cash flows.
(2)	Include Ps. 98,551 and Ps. 49,976 at March 31, 2007 and at June 30, 2006, respectively, corresponding to “Dolphin Fund PLC”, not considered cash equivalent for purposes of presenting unaudited consolidated statement of cash flows. Include Ps. 6,790 and Ps. 3,174 at March 31, 2007 and at June 30, 2006, respectively, corresponding to NCH Development Partner fund not considered cash equivalent for purposes of presenting unaudited consolidated statement of cash flows. Include Ps. 489 and Ps. 1,091 at March 31, 2007 and at June 30, 2006, respectively, corresponding to Gainvest funds not considered cash equivalent for purposes of presenting unaudited consolidated statements of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 10:	FIXED ASSETS
The breakdown for this item is as follows:

	March 31, 2007	June 30, 2006
Hotels
Llao-Llao	60,221	44,096
Intercontinental	53,708	55,573
Libertador	42,348	38,196
Terrenos Bariloche (Note 36)	21,900	—

	178,177	137,865

Office buildings
Avda. de Mayo 595	4,548	4,630
Avda. Madero 942	2,612	2,651
Edificios Costeros (Dique II)	18,746	19,020
Laminar Plaza	29,627	30,032
Libertador 498	41,876	42,490
Libertador 602	2,887	2,929
Madero 1020	1,792	1,818
Maipú 1300	43,086	43,726
Reconquista 823	19,269	19,560
Rivadavia 2768	315	321
Sarmiento 517	88	86
Suipacha 652	11,611	11,808
Intercontinental Plaza	65,133	66,277
Costeros Dique IV	21,177	21,463
Bouchard 710	69,710	70,786
Dock del Plata	26,720	—
Bouchard 551	244,148	—

	603,345	337,597

Commercial real estate
Constitución 1111	748	760

	748	760

Other fixed assets
Abril	1,084	1,115
Alto Palermo Park	514	519
Thames	3,033	3,033
Santa María del Plata	10,513	10,513
Store Cruceros	289	293
Constitución 1159	2,000	2,000
Other	1,707	1,834

	19,140	19,307

Shopping Center
Alto Avellaneda	89,587	86,289
Alto Palermo	180,563	193,513
Paseo Alcorta	59,932	62,260
Abasto	187,771	194,892
Patio Bullrich	104,354	109,409
Buenos Aires Design	16,677	18,517
Alto Noa	27,559	29,016
Alto Rosario	86,402	85,516
Mendoza Plaza Shopping	89,915	88,601
Neuquén Project	10,044	10,012
Panamerican Mall	138,529	—
Córdoba Shopping – Villa Cabrera	50,509	—
Other properties	8,970	9,302
Other fixed assets	56,801	30,356

	1,107,613	917,683

Total	1,909,023	1,413,212

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 11:	MORTGAGES PAYABLE
The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Mortgage payable San Martin de Tours (1)	—	—	3,598	—
Mortgage payable Bouchard 710 (1)	15,852	2,775	14,809	14,722
Mortgage payable Terrenos Bariloche (Note 36)	2,741	5,283	—	—

	18,593	8,058	18,407	14,722

(1)	See details in Notes 6 and 12 to the unaudited basic financial statements.

NOTE 12:	CUSTOMER ADVANCES
The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Admission rights	28,858	36,895	23,659	29,803
Leases and service advances (1)	11,768	27,690	12,302	11,679
Advanced payments from customers	19,631	6,005	26,520	—
Advance for the sale of Rosario plot of land (2)	2,423	—	2,366	—

	62,680	70,590	64,847	41,482

(1)	The balance of rents and services advance payments include Ps 1,2 million and Ps 3.9 million current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Abasto Shopping and Centro Comercial Alto Noa. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of March 31, 2007 the semiannual Libo rate was 5.329%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	This is a money advance of Euros 600 that APSA received from Villa Hermosa S.A. related to a purchase contract of a plot of land located in the city of Rosario. The liabilities amount is shown net of expenses incurred by APSA on account of Villa Hermosa S.A. The preliminary purchase contract referred to above was subscribed on December 9, 2005. As of the date of issuance of these unaudited financial statements the deed has not been signed yet. The plot is valued at its fair market value as conditions provided in Technical Resolution No. 17 are complied with.

NOTE 13:	SHORT AND LONG - TERM DEBT
The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
APSA 2006 Convertible Notes (1)		48,018	—	47,812
APSA 2006 Convertible Notes - Accrued interest (1)	934	—	2,161	—
Bank loans (2)	199,474	56,420	86,421	59,872

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 13:	(Continued)

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Bank loans - Accrued interest (2)	3,193	7,942	3,268	7,491
IRSA Convertible Notes 100 M. (3)	73,170	—	—	86,120
IRSA Convertible Notes - 100 M Interest (3)	2,213	—	882	—
Negotiable obligations 2009 - principal amount (4)	23,176	49,976	17,303	67,054
Negotiable obligations 2009 - accrued interest (4)	675	12,946	764	12,211
Debt related to purchase of subsidiaries (5)	27,333	83,097	12,934	—
Negotiable obligations 2014 - principal amount (6)	—	457,133
Negotiable obligations 2014 - accrued interest (6)	5,344	—

	335,512	715,532	123,733	280,560

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (CNB) issued originally by APSA for an outstanding amount of US$ 50 million, as detailed in Note 23 to the unaudited consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at March 31, 2007 includes mainly the following loans:

(a) Unsecured loan expiring in 2009 as set out in Note 7 (1) to the unaudited basic financial statements amounted to Ps. 45,010 (Ps. 51,904 at June 30, 2006).

(b) On April 5, 2005 APSA accepted a syndicated loan from Banco Río de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, payable in 4 equal and consecutive semiannual installments beginning in October 2005. The final due date of the transaction was on April 5, 2007. During the first year this loan accrued interest at a fixed interest rate of 7.875 % and during the second year, will accrue the interest at the Encuesta rate plus 3%, payable quarterly as from July 2005. The terms of this loan require APSA to maintain certain financial ratios and conditions, and certain indicators and levels of indebtedness. The funds obtained from this loan were used to settle the outstanding balance, amounting to Ps. 48.4 million, of Negotiable Obligations, originally issued for an amount of Ps. 85 million. On April 5, 2007 the last principal installment and interest were paid.

(c) Hoteles Argentinos S.A. mortgage loan amounting to US$ 6,000. See Note 16.

(d) As a result of the acquisitions of the quarter APSA has used current accounts overdrafts. Consequently, it has a negative working capital of Ps. 231.6 million. See Note 42.

(3)	Corresponds to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 7 (3) and 13 to the unaudited basic financial statements.
(4)	Corresponds to the issue of Negotiable Obligations secured with certain Company assets maturing in 2009, as detailed in Note 7 (2) and 12 a. to the unaudited basic financial statements.
(5)	The balance as of March 31, 2007 mainly includes: a) Ps. 25.2 million of the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 4 installments of US$ 2.0 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008; (b) US$ 9.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See Note 35) and (c) US$ 16.9 million related to the purchase of parcels of land in Vicente Lopez (See Note 44).
(6)	See Notes 7 (4) and 25 to the unaudited basic financial statements.

NOTE 14:	OTHER LIABILITIES
The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non-current	Current	Non-current
Related companies	20,127	10,365	3,906	7,801
Debt related to the purchase of Libertador 1755	—	40,806	—	—
Guarantee deposits	4,447	2,813	3,658	2,475
Provisions for contingencies (1)	7,670	10,700	8,755	10,942

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 14:	(Continued)

Directors’ fees provision	11,397	—	13,803	—
Directors’ fees advances	(1,151)	—	(325)	—
Condominium expenses	3,174	—	560	—
Directors’ guarantee deposits	—	8	—	8
Sundry creditors	12	—	122	—
Administration and reserve fund	966	—	636	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 30)	526	10,553	526	10,947
Donations payable	2,500	—	2,500	—
Present value – other liabilities	—	(29)	—	(25)
Trust accounts payable	191	—	191	—
Documented liability	—	92	—	92
Other	3,095	—	1,789	12

	52,954	75,308	36,121	32,252

(1)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

NOTE 15:	OTHER INCOME AND EXPENSES, NET
The breakdown for this item is as follows:

	March 31, 2007	March 31, 2006
Other income:
Accelerated accrual from unearned income (Note 30)	—	2,428
Allowance recovery	343	8
Others	1,323	512

	1,666	2,948

Other expenses:
Unrecoverable VAT receivable	(1,690)	(875)
Donations	(1,503)	(302)
Lawsuits contingencies	(989)	(436)
Tax on personal assets	(5,291)	(4,161)
Allowance for doubtful accounts	(725)	(1,649)
Other	(430)	(1,524)

	(10,628)	(8,947)

Other income and expenses, net	(8,962)	(5,999)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16:	RESTRICTED ASSETS
Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The management and legal advisors of Puerto Retiro S.A. believe that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (“HASA”, subsidiary of the company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300. Such loan accrued LIBO rate plus a variable spread to be applied in the different periods. The agreement was signed on January 26, 2001.

As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 each falling due as from January 26, 2002 and the interest installments for a total amount of US$ 2,459 falling due as from July 29, 2002, were not paid by HASA.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16:	(Continued)

On March 5, 2004, BankBoston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., all the rights and obligations arising from the loan agreement together with all the changes, guarantees and insurance policies related to that contract.
On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that the Company’s controlled subsidiary Hoteles Argentinos S.A. (80%) owed Marathon Master Fund, Ltd.
On March 23, 2005 Ritelco S.A. sold to Credit Suisse International (“CSI” formerly Credit Suisse First Boston) the loan agreement.

The board of directors of HASA, in the meeting held on April 17, 2006, made an evaluation of the matters related to the original debt refinancing and decided to modify and amend the original loan agreement (Amended and Restated Loan Agreement) in order to reduce the outstanding amount of the original loan capital and postpone its maturity to March 15, 2010.

On April 21, 2006, HASA and CSI, entered into a Modified Loan contract in the following terms:

As condition precedent for carrying out the mentioned re-structuring, Credit Suisse compelled the payment of US$ 2,000 for partial cancellation of the matured and unpaid original debt. Also, the payment capital conditions of the modified loan and interest were agreed as follows:

a) Principal cancellations:

Maturity date
- 03-15-2008	US$	213
- 09-15-2008	US$	225
- 03-15-2009	US$	239
- 09-15-2009	US$	253
- 03-15-2010	US$	5,070

b) The principal installments will be paid with interest on the outstanding principal loan to be amortized as stated in clause 2.3 of the Modified Loan Contract, according to the following detail:

¡      Period 03-15-2006 to the effective day of the contract (04-21-2006), interest was accrued on US$ 8,000 at an annual 12.07% rate. HASA did not pay any other interest accrued up to the effective date, including interest on loan arrears.

¡ From 04-21-2006 to 09-15-2006, interest was accrued on the outstanding principal at an annual 12.07% rate.
¡ As from 09-15-2006, the loan will accrue:
(A) Interest at an annual rate equal to six-month LIBO, as determined by CSI the second working day prior to each interest period, plus the applicable margin of 7,0% (the “Interest Rate”), and
(B) Interest will accrue as from the first day of each interest period inclusive and will be payable twice a year on arrears on each interest payment date.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16:	(Continued)

b. (Continued)

Once HASA has credited the amount of US$ 2,000 made on April 21, 2006, the mortgage was partially cancelled reducing the original amount to the total of US$ 6,000. Consequently, the fourth paragraph of such instrument was changed and it was established that the asset mortgaged assure the proper compliance in time of all the Obligations arising from the Modified Loan Contract.

In addition to the Modified Loan Contract entered into with HASA and its financial creditor CSI, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, this being an amendment of the previous one signed, and the other one is a credit default swap between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSI for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSI in case of non-compliance with HASA’s obligations. For valuable consideration, the Company and Starwood will be paid a coupon on a periodical basis.

Alto Palermo Group - Restricted assets.
a) Short and long-term debt include Shopping Neuquén S.A’s liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

b)      Short and long term debt includes a loan from Banco de la Ciudad de Buenos Aires from Tarshop S.A. (subsidiary of APSA) for Ps. 5,303, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII. Additionally, it has granted commercial pledge to Standard Bank (ex Bank Boston N.A.) Sucursal Buenos Aires, as guarantee, Participation Certificates of the Tarjeta Shopping Financial Trusts Series XXI, XXIII, XXV and XXVI for Ps 7,087.

c)      Fixed assets include the cinema building located in the Cordoba Shopping Villa Cabrera which is levied with antichresis in rem right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI INTERNATIONAL II Inc. (See Note 38)

d) As of March 31, 2007, under other current receivables, APSA has restricted funds according to the following detail:
I. Ps. 21, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others about dismissal”
II. Ps. 20, in relation to the case “La Meridional Cía. de Seguros against Alto Palermo S.A.” by collecting in pesos.
III. Ps. 53, in relation to the case “Palma Claudio against Alto Palermo S.A. about dismissal”.

e)      In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in 367 Olegario Andrade Avenue, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36.7 million as of March 31, 2007 (recorded in Other non-current investments – Undeveloped parcels of land).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 16:	(Continued)

f) As of March 31, 2007 the amount of Ps. 32.6 million is recorded for pledged shares of Empalme S.A.I.C.F.A. y G.
NOTE 17:	TARSHOP S.A. CREDIT CARD RECEIVABLES SECURITIZATION

APSA has ongoing revolving year securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the Trusts, which have been eliminated from the APSA´s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the period/year on the basis of the financial statements issued by the trusts.

Tarshop S.A. subsidiary of APSA, agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, on March 31, 2007, Tarshop S.A. transferred to financial trusts the total amount of Ps. 597.7 million of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, TDF Series “A” were issued for Ps. 510.0 million, Series “B” for Ps. 35.9 million, CP Series “C” for Ps. 51.6 million, and CP Series “D” for Ps. 0.2 million. On the other hand, Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investments through a public offer in Argentina. As credit protection to investors, Tarshop S.A. has made a cash reserve for losses in the amount of Ps. 12.4 million.

NOTE 18:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in the total amount of US$ 1,536 (equivalent to market value of US$ 4.57 per share).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 18:	(Continued)

See Note 18 to the unaudited basic financial statements in connection with the sale of interest in Banco Hipotecario S.A. made by IRSA to Buenos Aires Trade & Finance Center S.A.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they do not modify the shareholding and do not affect the unaudited consolidated financial statements.

Consequently, total shareholding in Banco Hipotecario S.A. amounted to 17,641,015.

As of March 31, 2007, total shareholding amounts to 176,410,150 shares, because as from February 15, 2007, the change in the nominal value of the share of Banco Hipotecario S.A. from Ps. 10 to Ps. 1 was made effective.

NOTE 19:	INVESTMENT IN IRSA TELECOMUNICACIONES N.V. (ITNV)

At June 30, 2005, Ritelco held an investment in ITNV representing 49.36% of its common shares. Ritelco had discontinued in prior years the application of the equity method for valuing this investment because there were mandatory redeemable preferred shares issued by ITNV, as Ritelco had not secured ITNV obligations, nor had it agreed to provide financial support to that company. For this reason, the investment in ITNV was valued at zero.

On August 19, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco S.A. and Dolphin Fund PLC (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders (4,106,000 and 1,675,000 shares, respectively) for US$ 0.1470333852 per share. The amount of this transaction is US$ 850, of which US$ 604 correspond to Ritelco S.A. On that date, ITNV cancelled the total amount of the transaction.

Considering that the above-mentioned transaction occurred subsequent to the prior fiscal year end, but before the issuance of the annual financial statements, Ritelco took up as of June 30, 2005 the investment in ITNV at its equity value up to the limit of its recoverable value. Consequently, Ritelco recorded an income of US$ 604 as of June 30, 2005.

NOTE 20:	MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of the Company, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24,441, was approved by the National Securities Commission by means of Resolution No. 13,040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, the Company, Inversora Bolívar S.A. and Baldovinos S.A. (indirect subsidiaries) on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 20:	(Continued)

Under the above-mentioned program, the trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for the total amount of US$ 26,586 to the Trustee, in exchange for cash and a part of the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

•        Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•        Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•        Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•        Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to Argentine pesos at the rate of exchange of Ps. 1 per US$ 1 and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which, among other conditions, a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also nominal value of the Participation Certificates Class D was modified. New nominal value amounted to Ps. 10,321.

At March 31, 2007, the value of Class D Participation Certificates amounted to Ps. 1,601 in IRSA and Ps. 321 in Inversora Bolívar S.A. Class A, B, and C Certificates have been totally amortized at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 21:	ADQUISITION OF CORDOBA SHOPPING

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006

The agreed price for such operation is a gross amount of US$ 12,000 added a variable amount arising from the adjustment prior to closing (originally established in the contract), which was determined in Ps. 3,961. The company was incorporated on December 31, 2006. As of March 31, 2007 APSA and SAPSA have paid US$ 4,000 and the amount representing the adjustment subsequent to period-end. Four instalments of US$ 2,000 are still outstanding, to become due biannually as from June 2007, and accruing 6% nominal annual interest.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 160 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

NOTE 22:	DERIVATIVE INSTRUMENTS

Future purchase contracts

During the current year Ritelco S.A. subscribed Future purchase of Silver and Gold contracts. In accordance with this company´s risk administration policies, this kind of contracts are used with speculative purposes.

As of March 31, 2007, the Company has 30 contracts for the purchase of 100 ounces of “gold” due in June 2007 and 5 contracts for the purchase of 5,000 ounces of “silver” due in May, 2007 at an average market price of US$ 669 and US$ 13.45, respectively. As a guarantee for such contracts, the Company has deposits in the amount of US$ 105 (equivalent to Ps. 320).

As of March 31, 2007, for future purchase contract transactions effective during the period, the Company recorded a realized and non realized profit for such operations amounting to US$ 252 (equivalent to Ps. 773) and US$ 21 (equivalent to Ps. 65), respectively.

NOTE 23:	ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 23:	(Continued)

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

• Issue currency: US dollars.

•     Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these unaudited financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these unaudited financial statements.

• Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

• Payment currency: US dollars or its equivalent in pesos.

•     Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

•     Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

At March 31, 2007, certain holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.77 million, with the consequent issuance of common stock of nominal value $0.1 per share. As of March 31, 2007, the outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47.23 million, of which US$ 31.74 million correspond to IRSA’s holding which is eliminated in the consolidation process.

NOTE 24:	ALTO PALERMO - OPTIONS GRANTED IN RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year, capitalizable annually.

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which it granted to the latter the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of U$S 3.0 million under the terms especifically established in the contract.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 25:

EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the unaudited basic financial statements.

In thousands:

	March 31, 2007	March 31, 2006
Weighted - average outstanding shares	441,214	367,292
Conversion of negotiable obligations	124,957	200,262
Weighted - average diluted common shares	566,171	567,554

Below is a reconciliation between net income of the period and net income used as a basis for the calculation of the diluted earnings per share:

	March 31, 2007	March 31, 2006
Net income for calculation of basic earnings per share	113,850	40,905
Exchange difference	279	11,023
Interest	4,829	10,034
Income tax	—	—

Net income for calculation of diluted earnings per share	118,958	61,962

Net basic earnings per share	0.258	0.111
Net diluted earnings per share	0.210	0.110

NOTE 26:	PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones Sociedad Anónima), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to US$ 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers´ fees.

The unpaid balance approved in the court records, carried out by the plaintiff as of June 30, 2001, includes face value bonds of US$ 4,127, plus compensatory and punitive interest, payable in cash, in a total amount of US$ 3,800.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 26:	(Continued)

On March 2, 2004, such company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of US$ 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,155.

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

In accordance with the legal advisors´ report, the plaintiff has yet neither initiated the execution of the sentence nor liquidated its credit.

In line with the matters reported by the lawyers in respect of this suit, such company management recorded a reserve for an amount Ps. 4,588 as of March 31, 2007, which was determined according to the difference between the amount claimed for compensatory and punitive interest of US$ 3,800 and the amount deposited in the court of Ps. 7,191.

Five of the six plaintiff’s lawyers filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in pesos. In a provisional remedy, due to the unpaid balance carried out in the court records under the claims of two of the lawyers, an order was issued to attach the company’s bank current accounts, which occurred in March 2005. As of March 31, 2007, such attached funds amounts to Ps. 861.

Such company legal advisors challenged the unpaid balance carried out in the court records based on several reasons (payments performed prior to the pesification, unlawful and exorbitant interest, etc.). This case is carried out by two legal advisors. In accordance with the probable contingency reported by the lawyers as of March 31, 2007, such company management has reserved the amount of Ps. 1,023. An accord and satisfaction agreement was settled with the other three litigant lawyers, by which it was agreed to pay the amount of U$S 68 to each one of them, in installments, the last becoming due in February 5, 2008. One of these agreements was signed on September 29, 2006 and the other two on October 17, 2006.

The sixth female attorney, who had not appealed the resolution that provided for the conversion into pesos of the attorney´s fees, submitted a note to this file arguing that the resolution of the appeal of her colleagues is also applicable in her case and determined the amount in US$ 95. The Company has challenged the claim in the understanding that the Court resolution is not applicable and that the conversion into pesos is final. The claim is not yet solved. According to the Company´s legal advisors, as of March 31, 2007 an allowance of Ps. 86 has been recorded for this claim for adjustment of the referential stabilization coefficient applicable to the credit as from the fourth installment (from a total of twelve installments).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 27:	OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. (indirect subsidary company) and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted DEESA an option to acquire land in Benavídez.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid during last quarter and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and it had been acorded that it would be returned as follows: 50% at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress.

On December 26, 2006 Inversora Bolívar subscribed an agreement by which the amount of US$ 250 was reimbursed to DEESA.

NOTE 28:	NUEVAS FRONTERAS S.A.

The Ordinary and Extraordinary Shareholder´s Meeting of Nuevas Fronteras S.A. held on August 25, 2006 approved the following resolutions on the stockholders´ equity accounts of such Company:

1.	To partially reverse the absorption of negative retained earnings as of June 30, 2006 shown in the “Adjustment of Common Stock” account, in the amount of Ps. 20,076 approved in the Shareholder´s Meeting held on September 15, 2003 increasing in such amount the “Adjustment of Common Stock” account, which after such increase amounted to Ps. 43,879.

2.	To capitalize the total balance of the “Adjustment of Common Stock” account in the amount of Ps. 43,879, increasing the Capital Stock from Ps. 48,125 to Ps. 92,004.

3.	To reduce the capital stock in cash, in the amount of Ps. 17,000 and carrying the capital stock from Ps. 92,004 to Ps. 75,004.

4.	For the purpose of the point mentioned in the previous paragraph, the Shareholder´s Meeting decided to distribute Ps. 17,000 or its equivalent in dollars at an exchange rate of Ps. 3,10 = U$S 1, according to the share participation of each shareholder and to put the amount at their disposition.

5.	To request the Board of Directors of Nuevas Fronteras S.A. to cancel and redeem the existing titles and to replace them, once the pertinent authorities have approved the reduction, with new titles representing the capital stock

6.	That section 4 of the by-laws be reformulated on the basis of the capital stock reduction approved.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 28:	(Continued)

7.	To approve the distribution of the remnant of retained earnings as of June 30, 2005 that, according to the above-mentioned points, totally amounted to Ps. 2,985, allocating Ps. 1,087 to Legal Reserve and Ps. 1,898 to dividends in cash, and arranging its disposal to the shareholders on the date of Shareholder´s Meeting.

NOTE 29:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6.3 million.

APSA has an insurance coverage against all risks to cover this type of disaster. The final value of the reimbursement is subject to the final liquidation process to be carried out by the insurance companies, which, to the date of these unaudited financial statements is not yet completed. The amount of Ps.4.9 million has been collected as advance payment.

NOTE 30:	CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., which were capitalized as fixed assets., recognizing the related gain over the term of the contract. At period end, the amount of Ps. 191 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry as unrealized gains and unrealized improvements made by third parties, recognizing the depreciation charges and the profits over a 50-year period. At period end, the amount of Ps. 10,569 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also, gains to be accrued related to the construction of installations made by APSA by a lessee in the Abasto Shopping Center area, are included. APSA has recorded such installations as fixed assets based on the construction costs with the liability. Improvements are depreciated in net income accounts during the term of the rental. Such net depreciation of the improvement by third parties was not significant during the nine-month periods ended March 31, 2007 and 2006.

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C & A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926 which was accrued over the amortization period of the property, as from April 1999, date on which it was registered with the Real Estate Record Office.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 30:	(Continued)

On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the real estate that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income, which as of March 31, 2006 amounted to Ps. 2,428, as accelerated amortization which is shown in “Other income and expenses, net” of the unaudited statement of income.

NOTE 31:	PROPOSAL TO TRANSFER THE MANAGEMENT OF ABRIL

On May 24 th 2006 the Company, Inversora Bolívar S.A. and Baldovinos S.A.(See Note 45) made a proposal to the Commission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. This proposal replace the one dated May 4, 2005. As of this date it is being considered for approval by the co-owners.

The proposal includes monetary and non-monetary renderies, among which the following can be outlined:

1.	The Company and Inversora Bolívar S.A. will contribute to Abril S.A. the amount of Ps. 650.

2.	The Company and Inversora Bolívar S.A. will repair all the roadways of Abril Club de Campo.

3.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (to be assigned to the building of “dormies”) including their pertinent shareholding titles.

4.	The Company and Inversora Bolívar S.A. will transfer to Abril S.A. a plot of land of the Abril establishment (commercial stores, small theatre and administration) including their pertinent shareholding titles.

5.	Baldovinos S.A. will establish in favor of Abril S.A. a perpetual easement that no buildings will be constructed in relation of the Big House and four plots of land adjacent to the Main House located in Abril Club de Campo.

6.	The Company and Inversora Bolívar S.A. will be responsible for all severance payment (including salary) of a former employee of the Club.

7.	The Company and Inversora Bolívar S.A. will pay the dues for lightning, cleaning and maintenance of public roads to the Municipality of Berazategui if such amount is higher to the amount recorded in the financial statements of Abril S.A. as of September 30, 2005 as well as of any related legal fee.

NOTE 32:	NEUQUÉN PROJECT

The principal asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial centre will be constructed. This project also includes the building of a hyper-market, a hotel and a housing building.

In June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén a postponement of the original construction schedule and an authorization to transfer to third parties certain plots in which such land is divided. The Municipality Executive previously rejected this request under Decree No. 1437/02 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred, having Shopping Neuquén S.A. no right to claim indemnity charges, revoking the buy-sell contracts of the land.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 32:	(Continued)

On response to the above-mentioned Decree, Shopping Neuquén S.A. requested on January 21, 2003 that the administrative action be annulled, submitting documentary evidence of the reasons to request such annulment. Shopping Neuquén S.A. also requested the authorization to submit a new schedule of time terms, which would be prepared taking into account the economic context prevailing at that time, as well as reasonable short and medium-term projections. The Municipal Executive rejected the request under Decree No. 585/2003; consequently, on September 25, 2003, Shopping Neuquén S.A. filed an administrative procedural action with the High Court of Neuquén, requesting among other issues, that the Court establish the nullity of Decrees 1437/2002 and 585/2003 issued by the Municipal Executive. On December 21, 2004 Shopping Neuquén was notified the resolution of the High Court of Neuquén declaring the expiration of the administrative procedural action filed by the Shopping Neuquén S.A. against the Municipality of Neuquén.

Finally, on December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the commercial center will be constructed. The agreement referred to above was duly ratified by the Legislative Council of the Municipality of Neuquén and the ordinance issued was promulgated by the Neuquén Municipal Executive on January 12, 2007.

The agreement also provides that Shopping Neuquén S.A. will submit, within 120 days after the agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision. The Municipality of Neuquén has to approve the project draft within 30 days after presentation. Once the project is approved, within the next 150 days the company will submit to the Municipality the final maps of the works. At the time these final maps are registered with the Municipality, the works have to begin within a maximum time term of 90 days as from the date of such registration. The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the commercial center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

On March 28, 2007, the Company submitted the new project draft and the extension of the environmental impact survey to the Municipality of Neuquén, which to the date of issuance of these financial statements is pending approval.

On December 13, 2006 Shopping Neuquén signed with P.Y.E. Sociedad Anónima a preliminary sales contract for plot E-UNO, which is subject to the condition that the acquiring company applies the plot of land exclusively to the construction of a hotel. This plot covers 4,332.04 square meters of surface area and the sale price was established in US$ 119. The title deed for transferring the property and the possession will take place within the 60 days subsequent to the date of compliance with the agreed conditions. This operation is subject to certain conditions precedent, one of these being the approval by the Municipality of Neuquén of the new draft project that Shopping Neuquén S.A. has to submit in accordance with the terms of the previous paragraph.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 33:	INVESTMENT IN BANCO HIPOTECARIO

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 and Decree 905- Compensation to Financial Entities, as follows:

- National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0,40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

- National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, between September 2005 and January 2006 took place the subscription of Coverage BODEN 2012 by an amount of US$ 773,531.

As of March 31, 2007, the Bank is under analysis to set up the related guarantees to be granted in order to obtain the Argentine Central Bank’s assistance to subscribe the remaining amount of the Coverage BODEN.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 3,268,587. On the other hand, liabilities to the Argentine Central Banks recorded as of March 31, 2007 amount to Ps. 176,540, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 3,092,047 and Ps. 3,643,712 as of March 31, 2007 and 2006, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 33:	(Continued)

On June 27, 2005 and July 18, 2006, BACS Banco de Crédito y Securitización SA and the Bank submitted (jointly on the latter date) some notes to the Argentine Central Bank requesting the review of the calculation of the compensatory bonds. On September 26, 2006, the Argentine Central Bank answered the request by notifying that they are not entitled to be compensated in connection with this transaction under the provisions of Decree No. 905/02.

On December 12, 2006, both entities filed a note with the Ministry of Economy, whereby it was stated that the administrative decision adopted by the Supervisory Management of Financial Institutions of the Argentine Central Bank, notified as mentioned above, was not legitimate.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing approximately 35% and 43% of Assets as of March 31, 2007 and 2006, respectively). On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

NOTE 34:	INCORPORATION OF PATAGONIAN INVESTMENT S.A.

On July 21, 2006, the Company incorporated together with Pereiraola S.A a company named Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

On such date, Ritelco S.A and Pereiraola S.A. entered into a shares purchase-sales contract by which Ritelco S.A. acquired 30% of Patagonian Investment S.A. capital stock.

Subsequent to such transaction, the Company holds 70% of Patagonian Investment S.A. capital stock, and Ritelco S.A. the remaining 30%.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 35:	ACQUISITION OF THE PALERMO INVEST S.A. SHAREHOLDING

On October 4, 2006, the Company acquired 26,083,596 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of US$ 18,000, at the date of the contract paying US$ 9,000. The remaining balance will be paid en three equal and consecutive instalments of US$ 3,000 due on October 4, 2007, 2008 and 2009 which will accrue 9% annual interest to be paid quarterly.

Simultaneously, a contract on assignment of shares was entered into between the Company (the assignor) and Patagonian Investment S.A. (the assignee), by which it was established that the assignor sells, assigns and transfers to the assignee 1,565,016 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. The price established in the contract is US$ 1,080, which Patagonian Investment S.A. will pay within 90 days counted as from the date the contract is signed. On January 2, 2007 the payment of US$ 1,080 was postoned to May 2, 2007 with an annual interest rate of 8% payable at maturity of the contract.

On May 2, 2007, a new extension was signed up to November 2, 2007, maintaining the same conditions as the previous one.

Subsequent to the above-mentioned transactions, the Company owns 98% of Palermo Invest S.A. and Patagonian Investment S.A. the remaining 2%.

NOTE 36:	ACQUISITON OF PLOTS OF LAND IN BARILOCHE

On December 14, 2006 Llao Llao Resorts S.A. signed the title deed for transferring the possession due to the acquisition of four plots of land covering 129,533 square meters of surface area, located in Colonia Nahuel Huapí, on the km 23,500 of Bustillo Avenue in San Carlos de Bariloche, Province of Río Negro.

This real estate is located near to the Hotel Llao Llao Resorts, main offices of the Company´s hotel activities.

The total transaction amount was US$ 7,000 having the Company paid US$ 4,200 in cash. The remaining US$ 2,800 was covered by a first degree mortgage on the real estate acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, the first to become due on January 14, 2007 and the rest on the same day of the next months. These installments include capital amortization and interest calculated according to the French system at 7% annual on balance amounts.

NOTE 37:	PURCHASE OF E-COMMERCE LATINA S.A. SHARES

On October 24, 2006 APSA subscribed a sale contract of shares with Telefónica Argentina S.A. for acquiring 808,354 common shares issued and outstanding of E-Commerce Latina S.A., and 11 common shares issued and outstanding of Altocity.com S.A. for Ps. 86. This contract was subject to the approval of the National Commission for the Defense of Competitiveness. By the end of December 2006 APSA was notified the approval of such operation and in January 2007 the price agreed was cancelled and the shareholding duly transferred.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 37:	(Continued)

Consequently, APSA owns the totality of the shareholding of E-Commerce Latina S.A., owner of Altocity.com S.A.

In April 2007, APSA signed a share purchase and sale agreement with Shopping Alto Palermo S.A., whereby it sells, assigns and transfers to the latter 161,671 shares of E – Commerce Latina S.A. (10% of the ownership interest) in the amount of Ps. 17.

NOTE 38:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC by which the latter loaned up to US$ 8.2 million for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBOR interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC (hereinafter “The Agreement”). Occupation of the area was established for a 10 year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997. Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

• The time-term necessary to fully pay the loan unpaid amount, or

• Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

•     The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 38:	(Continued)

•     All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•     The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of March 31, 2007 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances.

NOTE 39:	RE-STRUCTURING ALTOCITY.COM S.A. ACTIVITIES

The Board of Altocity.com S.A. subsidiary of E-Commerce Latina S.A. (see Note 37) decided to re-structure a large part of the company activities by increasing those activities described in the social purpose. On January 6, 2007 the meeting of shareholders complied with such initiative in order to incorporate additional activities allowing to reach an adequate economic and financial equilibrium.

As from March, the web site was disabled and the sale of products through the Internet was fully discontinued. The reason for this decision is that appropriate scale economies were not obtained.

NOTE 40:	ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CÓRDOBA)

In November 2006 APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

The building is under a concession contract, effective for 40 years term due on February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2.51 every 47 months. To the date of these financial statements, the concession is undergoing month 179, the effective canon being Ps. 10.05 and the next increase estimated for month 186.

The offer of APSA for the purchase of the building was Ps. 32.5 million payable as follows: 30%, that is the amount of Ps. 9.7 million, at the time of awarding the bid and the remaining amount of Ps 22.7 million at the date of the signature of the transfer deed document.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 40:	(Continued)

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid. To the date of these financial statements the transfer deed document is not yet effective.

APSA has been ordered to execute the deed documents on May 15, 2007. The Company answered the referred order indicating that the related deed documents for the purchase and sale agreement and the assignment of the concession agreement, respectively, will be signed provided the Bidding terms are respected.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims. To the date of these financial statements APSA have not been notified of any resolution regarding such claims.

NOTE 41:	NEW COMMERCIAL DEVELOPMENT

In December 2006 APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise to be developed in Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA) a company recently incorporated in which APSA has a shareholding of 80%.

APSA made capital contributions in PAMSA for Ps. 158.3 million and sold to this company the plot of land located in the streets named Posta, Pico and Anas (bought to Philips Argentina S.A.) in the amount of Ps. 59.9 million. APSA will pay future capital contributions in PAMSA in a maximum amount of US$ 37.8 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center.

The other PAMSA shareholder is Centro Comercial Panamericano S.A. owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24.6 million and transferred to PAMSA the ownership of a plot of land located in the streets Melian, Vedia and Arias (limiting the plot of land sold by APSA) in the total amount of Ps. 61.5 million. Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center up to a maximum amount of US$ 9.4 million.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant enterprises to be initiated by APSA.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 42:	ALTO PALERMO S.A. - ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of notes in the total amount of US$ 170 million. Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 as from November 11, 2007. Principal of this Serie will be fully settled at maturity. Series II corresponds to the issuance of Ps.154 million (equivalent to US$ 50 million) becoming due on June 11 and December 11, as from December 11, 2007. Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200,000,000 (the “Program”) authorized by the National Securities Commission Resolution No. 15614 dated April 19, 2007.

NOTE 43:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

APSA is currently developing a capitalization program for executive management staff through contributions that will be realized by employees and by the Company (the “Plan”).

The Plan is addressed to employees selected by APSA with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary (the “Participant”) has accepted, it will be able to make two types of contributions: a monthly one (base on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the annual bonus. On the other hand, the APSA contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants. The funds arising from APSA contributions will flow to other independent financial means separated from the previous one.

The Participants or their successors will have access to 100% of the Plan benefits (that is, including APSA contributions made in favor of the financial means especially created) under the circumstances that follow:

• Ordinary retirement in line with the applicable working regulations

• Total or permanent disability or inability

• Death

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 43:	(Continued)

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

As of March 31, 2007 APSA contributions amounts to Ps. 805.

NOTE 44:	ACQUISITION OF LAND IN VICENTE LOPEZ

On January 16, 2007, Patagonian Investment S.A. and Ritelco S.A. acquired 90% and 10%, respectively, of the total shares of the company named Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. As of March 31, 2007, the Company holds 100% of the ownership interest of Rummaala S.A. as a result of certain transactions performed with Patagonian Investment S.A. and Ritelco S.A. The purchase price was US$ 21,172, payable as follows: (i) US$4,252 in cash and (ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$ 16,920, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs.

As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

NOTE 45:	MERGER BETWEEN INVERSORA BOLIVAR S.A. Y BALDOVINOS S.A.

On March 23, 2007, the merger agreement between Inversora Bolívar S.A., merging company and Baldovinos S.A, merged company, was entered into to be effective as from January 1, 2007. Consequently, as from January 1, 2007, rights and obligations were unified and as from March 26, 2007, the accounting records were unified.

The merger proceedings are currently pending approval by the companies’ regulatory bodies.

NOTE 46:	SUBSEQUENT EVENTS

Creation of CYRSA Sociedad Anónima

On April 13, 2007, the Company together with Palermo Invest S.A. created CYRSA Sociedad Anónima, which was duly registered with the General Inspection of Justice on April 24, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

NOTE 46:	(Continued)

This company was created to have a legal entity that allows to develop a specific project together with one or more investors having the required knowledge and expertise.

The Company holds the direct ownership of 50% of CYRSA Sociedad Anónima’s capital stock and the indirect ownership of the remaining 50% through Palermo Invest S.A.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Unaudited Financial Statements

For the nine-month periods

beginning on July 1, 2006 and 2005

and ended March 31, 2007 and 2006

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the nine-month period

ended March 31, 2007

compared with the same period of previous year.

Stated in thousands of Pesos

Fiscal year No. 64 beginning July 1º, 2006

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 23, 2006

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)

	Authorized for Public Offer of	In thousand of pesos
Type of share	Shares (*)	Subscribed	Paid in
Common share,1 vote each	453,557,582	453,557	453,557

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of March 31, 2007 and June 30, 2006

In thousand of pesos (Note 1)

	March 31, 2007	June 30, 2006		March 31, 2007	June 30, 2006
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 2 and Exhibit G)	48,077	23,321	Trade accounts payable (Exhibit G)	9,923	8,260
Investments (Exhibits C, D and G)	173,330	31,339	Mortgages payable (Note 6 and Exhibit G)	15,852	18,407
Mortgage and leases receivables, net (Note 3 and Exhibit G)	8,811	6,725	Customer advances (Exhibit G)	3,504	11,554
Other receivables and prepaid expenses (Note 4 and Exhibit G)	53,578	13,070	Short term debt (Note 7 and Exhibit G)	130,305	36,393
Inventories (Note 5)	32,847	62,977	Salaries and social security payable	1,762	1,727

Total Current Assets	316,643	137,432	Taxes payable (Exhibit G)	12,904	6,846

			Other liabilities (Note 8 and Exhibit G)	10,169	28,368

			Total Current Liabilities	184,419	111,555

			NON-CURRENT LIABILITIES
			Trade accounts payable (Exhibit G)	123	150
NON-CURRENT ASSETS			Mortgages payable (Note 6 and Exhibit G)	2,775	14,722
			Customer advances (Exhibit G)	6,005	—
			Long term debt (Note 7 and Exhibit G)	629,446	214,134
Mortgage and leases receivables, net (Note 3 and Exhibit G)	2,701	2,624	Taxes payable	598	651
Other receivables and prepaid expenses (Note 4 and Exhibit G)	71,747	84,086	Other liabilities (Note 8 and Exhibit G)	25,101	895

Inventories (Note 5)	74,658	71,828	Total Non-Current Liabilities	664,048	230,552

Investments (Exhibits C, D and G)	1,462,703	1,245,236	Total Liabilities	848,467	342,107

Fixed assets (Exhibit A)	553,399	286,667

Total Non-Current Assets	2,165,208	1,690,441	SHAREHOLDERS´ EQUITY (according to the corresponding statement)	1,633,384	1,485,766

Total Assets	2,481,851	1,827,873	Total Liabilities and Shareholders´ Equity	2,481,851	1,827,873

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousand of pesos (Note 1)

	March 31, 2007	March 31, 2006
Revenues	70,853	26,885
Costs (Exhibit F)	(40,814)	(13,429)

Gross profit	30,039	13,456
Gain from recognition of inventories at net realizable value (Note 1.5.h.)	11,162	4,914
Selling expenses (Exhibit H)	(4,283)	(1,479)
Administrative expenses (Exhibit H)	(21,879)	(14,515)

Subtotal	(15,000)	(11,080)
Gain from operations and holding of real estate assets	—	—

Operating income	15,039	2,376
Financial results generated by assets:
Interest income	13,525	7,755
Exchange gain	369	11,419
Financial gain	12,690	7,571
Interest on discount by assets	(125)	(139)

Subtotal	26,459	26,606
Financial results generated by liabilities:
Exchange loss	(1,389)	(26,263)
Interest on discount by liabilities	5	(1)
Financial expenses (Exhibit H)	(27,823)	(24,632)

Subtotal	(29,207)	(50,896)

Total financial results, net	(2,748)	(24,290)
Equity gain from related companies (Note 10.c.)	112,225	69,982
Other income and expenses, net (Note 9)	(7,079)	(4,353)

Net income before tax	117,437	43,715
Asset tax (Note 1.5. m, n and 14)	(3,587)	(2,810)

Net income for the period	113,850	40,905

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings
	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve	Reserve for new projects	(Accumulated deficit) retained earnings	Total as of March 31, 2007	Total as of March 31, 2006
Balances as of beginning of year	435,448	274,387	659,911	1,369,746	19,447	—	96,573	1,485,766	1,252,229
Capital increase	18,109	—	15,659	33,768	—	—	—	33,768	47,634
Profit distribution in accordance to the Shareholders meeting held of October 31, 2006	—	—	—	—	4,829	91,744	(96,573)	—
Net income for the period	—	—	—	—	—	—	113,850	113,850	40,905

Balances as of March 31, 2007	453,557	274,387	675,570	1,403,514	24,276	91,744	113,850	1,633,384

Balances as of March 31, 2006	384,302	274,387	621,727	1,280,416	19,447	—	40,905		1,340,768

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousand of pesos (Note 1)

	March 31, 2007	March 31, 2006
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	36,572	41,006
Cash and cash equivalents as of the end of period	193,445	31,826

Net Increase (decrease) in cash and cash equivalents	156,873	(9,180)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period	113,850	40,905
Plus asset tax accrued for the period	3,587	2,810
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain from related companies	(112,225)	(69,982)
• Gain from recognition of inventories at net realizable value	(11,162)	(4,914)
• Allowances and reserves	3,999	3,742
• Amortization and depreciation	5,462	5,123
• Sundry provisions	3,076	4,665
• Results from the sale of shares of Banco Hipotecario S.A.	—	(1,858)
• Financial results	(19,709)	5,854
Changes in operating assets and operating liabilities:
• Decrease in current investments	10,616	16,001
• (Increase) in receivables from sales and leases	(2,273)	(1,514)
• (Increase) Decrease in other receivables	(16,540)	769
• Decrease in inventory	33,222	3,328

• (Decrease) in taxes payable, social security payable and customer advances	(7,757)	(1,815)
• Increase (Decrease) in trade accounts payable	1,840	(327)
• Increase in accrued interest	8,397	4,843
• Increase in other liabilities	521	1,646

Net cash provided by operating activities	14,904	9,276

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease interest in subsidiary companies	—	709
• Increase from equity interest in subsidiary companies	(391)	(279)
• Purchase of shares Canteras Natal Crespo S.A.	(1,999)	(4,249)
• Purchase of shares of Alto Palermo S.A.	(6,201)	(4,149)
• Purchase of shares of Palermo Invest S.A.	(27,522)	—
• Incorporation of Patagonian Investments S.A.	(15)	—
• Loans granted to related parties	(31,861)	(3,325)
• Loans granted	(3,995)	—
• Purchase and improvements of undeveloped parcels of lands	(367)	(155)
• Purchase and improvements of fixed assets	(258,619)	(2,048)
• Dividends collection	28,881	17,794
• Cash incorporated by merger	—	20

Net cash (used in) provided by investing activities	(302,089)	4,318

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase of debt	500,086	42
• Increase in loans with related companies	9,286	—
• Settlement of debt	(68,381)	(23,286)
• Cancellation of Ritelco S.A. joint	(4,791)	—
• Settlement in mortgages payable	(12,553)	(22,280)
• Proceeds from settlement of swap	—	1,190
• Issuance of common stock (exercise option)	20,411	21,560

Net cash provided by (used in) financing activities	444,058	(22,774)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	156,873	(9,180)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousand of pesos (Note 1)

	March 31, 2007	March 31, 2006
Supplemental cash flow information
• Interest paid	14,911	18,352

Non-cash activities:
• Increase in inventories through a decrease in fixed assets	—	1,422
• Increase in real estate reserve through a decrease in fixed assets	—	1,626
• Increase in inventories through a decrease in real estate reserve	—	10.675
• Conversion of negotiable obligations into common shares	13,357	26,074
• Increase in long-term investments through an increase in debt	81,382	—
• Increase in other receivables through a decrease in long-term investments	3,303	—
• Increase in fixed assets through a decrease in other receivables	12,161	—
• Increase in long-term investments through a decrease in other receivables	20,000	118
• Decrease in long-term investments through an increase in other receivables	—	22,173
• Decrease in long-term investments through a decrease in other liabilities	—	6,250
• Decrease in Mortgages payable through a decrease in inventories	(3,632)	—
• Increase in other receivables through a decrease in inventories	1,773	—
• Increase in long-term investments through a decrease in other receivables	18,227	—

	March 31, 2007	March 31, 2006
Acquisitions of subsidiaries:
Cash and banks	—	20
Other receivables	—	1,503
Inventories	—	57,223
Investments	—	37,718
Trade accounts payable	—	(3)
Customers advances	—	(6,377)
Taxes payable	—	(12,221)
Other liabilities (includes Ps. 24,809 payable to IRSA Inversiones y Representaciones S.A.)	—	(30,078)

Net value of acquired assets	—	47,785

Equity value before the acquisition (includes the higher value of incorporated inventories of Ps. 99)	—	(47,785)
Cash and banks acquired	—	20

	—	20

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousand of pesos (Note 1)

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Preparation and presentation of unaudited financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The financial statements corresponding to the nine-month periods ended March 31, 2007 and 2006 have not been audited. The Company´s management believes they include all necessary adjustments to reasonably show the results of each period.

Income statement for the nine-month periods ended March 31, 2007 and 2006 do not necessarily reflect the portion of the Company´s results for such complete years.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of March 31, 2007 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 193.9 millions, which should be recorded in the income

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

statement accounts of previous years for Ps. 188.4 million (loss) and in the income statement accounts of the period for Ps. 5.5 million (loss).

In accordance with the Company’s management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	3.7	7.9	7.8	174.5	193.9

1.2.	Use of estimates

The preparation of financial statements requires management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3.	Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.4.	Comparative information

Balances items at June 30, 2006 shown in these unaudited financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

The balances at March 31, 2007 of the unaudited Statements of Income, Changes in Shareholders´ Equity and Cash Flows are disclosed in comparative format with the same period of the previous fiscal year.

1.5.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period-end exchange rates. Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Sundry receivables and payables (asset tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

h.	(Continued)

of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted.

Liabilities in kind:

Liabilities in kind corresponding to obligations to deliver units to be built are value at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated net realizable value, whichever is lower. The Company maintains allowances for impairment of certain inventories for those ones which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the fiscal year ended June 30, 2006 interest costs of the property called “San Martín de Tours” were capitalized for Ps. 222. During the nine- month period ended March 31, 2007 there were no items charged to assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

h.	(Continued)

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from valuation of inventories at fair market value” caption of the unaudited Statement of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period.

Credits in kind:

The Company has credits in kinds related to rights on the reception of certain units.

The units relating to the buildings called “Terreno Caballito”, and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivable and there have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the period.

•	Investments in subsidiaries and related companies:

Current investments in subsidiaries and related companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at March 31, 2007 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

i.	(Continued)

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A., Palermo Invest S.A. and the related company, Banco Hipotecario S.A.

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

i.	(Continued)

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of period.

j.	Fixed assets

Fixed assets comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period. The Company capitalizes accrued interest costs associated with long-term construction projects. However, during the period ended March 31, 2007 and in fiscal year ended June 30, 2006 no interest costs were capitalized, as the Company considered that there are no works in progress.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 50 years for buildings. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

•	Software

The Company capitalizes certain costs associated with the development of computer software for internal use. Such costs are being amortized on a straight-line basis since its implementation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

j.	(Continued)

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Machinery, equipment and computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of negotiable obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the unaudited statements of income as a greater financing expense.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

m.	(Continued)

Since it is unlikely that future taxable income will fully absorb tax loss carry forwards, the Company has recorded an impairment on a portion of that credit.

n.	Asset tax

The Company calculates asset tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if asset tax exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At March 31, 2007, the Company has estimated the asset tax, recognizing under “Other receivables” the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

In such cases, for rental properties, the Company first makes a comparison between the asset carrying amount and its undiscounted value in use. If, as a result of that comparison, the carrying amount of an asset

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

o.	(Continued)

exceeds its value in use, in order to measure the loss impairment, a second comparison is made with the higher of discounted value in use and market value (recoverable value). Value in use is determined based on estimated future cash flows. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company will record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended March 31, 2007 and during the fiscal year ended June 30, 2006 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

p.	(Continued)

under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the period are shown as follows:

Amounts included in unaudited Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 780 and Ps. 231 for periods March 31, 2007 and 2006, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 16 for details.

u.	Revenue recognition

u.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

u.	(Continued)

u.1.	(Continued)

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x.	Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 2:	CASH AND BANKS
The breakdown for this item is as follows:

	March 31, 2007	June 30, 2006
Cash in local currency	19	20
Cash in foreign currency	20	70
Banks in local currency	4,257	169
Banks in foreign currency	91	766
Special current accounts	1	1
Foreign accounts	43,340	22,021
Checks to be deposited	349	274

	48,077	23,321

NOTE 3:	MORTGAGE AND LEASES RECEIVABLES, NET
The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- current
Mortgage and leases receivables	2,933	1,770	1,620	514
Debtors under legal proceedings and past due Debts	890	—	1,403	—
Related companies (Note 10.a.)	5,314	931	3,918	2,110
Less:
Allowance for doubtful accounts (Exhibit E)	(326)	—	(216)	—

	8,811	2,701	6,725	2,624

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES
The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- current
Asset tax credits (Note 1.5.n.)	4,909	27,848	3,981	23,524
Value added tax	21,999	—	4,906	—
Related parties (Note 10.a.)	19,123	2,869	472	6,903
Prepaid expenses	1,433	—	1,251	150
Loans granted (1)	4,204	—	—	—
Advance for the acquisition of companies (2)	—	—	2,064	—
Guarantee of defaulted credits (3)	163	3,542	279	15,889
Trust accounts receivable	—	361	—	361
Present value	—	(787)	—	(661)
Deferred income tax (Note 14)	—	37,795	—	37,795
Other	1,747	119	117	125

	53,578	71,747	13,070	84,086

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 4:	(Continued)

(1)	The amount represents a loan granted by the Company for Ps. 3,995 due on December 4, 2007 to the shareholders of Baicom Networks S.A. (“Baicom”) plus interest accrued for such loan. As guarantee for this loan, the shareholders of Baicom established in favor of the Company a first degree pledge on common, registered, non-endorsable shares of Baicom, nominal value one peso each, one voting right per share. At the same time the Company signed a purchase option with the shareholders of Baicom due on December 4, 2007 for Ps. 3,995 which represents 50% of the shareholding of Baicom.
(2)	See Note 44 to the unaudited consolidated financial statements.
(3)	See Note 15 to the unaudited financial statements and Note 16 to the unaudited consolidated financial statements.

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- current
Edificios Cruceros	537	—	3,629	—
Dock 13	1,595	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti D	72	—	72	—
Credit from barter of Caballito (1)	—	22,663	—	22,663
Torres Jardín	257	215	472	—
V. Celina	43	—	43	—
Abril / Baldovinos (2)	—	—	23	83
San Martin de Tours	8,775	—	14,211	—
Torre Renoir I (3)	1,521	—	—	—
Dique III plot 1d)	—	—	25,549	—
Credit from Barter transaction of “Dique III 1c) (1)	19,978	9,972	15,587	7,274
Credit from Barter transaction of “Dique III 1e) (1)	—	41,808	—	41,808
Other inventories	56	—	—	—
Advance on purchase of real estates (4)	—	—	1,773	—

	32,847	74,658	62,977	71,828

(1)	Secured by first degree mortgage in favor of the Company.
(2)	The values recorded are disclosed net of the effect of the allowance for impairment, as detailed in Exhibit E of Ps. 1,010 (Abril / Baldovinos Ps. 407, Stores Ps. 603).
(3)	See Note 20 to the unaudited financial statemens.
(4)	See Note 44 to the unaudited consolidated financial statemens.

NOTE 6:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- current
Mortgages payable - San Martin de Tours (Note 12)	—	—	3,598	—
Mortgage payable - Bouchard 710 (Note 12) (1)	15,852	2,775	14,809	14,722

	15,852	2,775	18,407	14,722

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 442. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of March 31, 2007 the Company has cancelled twenty principal installments for an amount of US$ 7,616, being the balance of principal US$ 6,009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 7:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Bank loans (1)	14,260	30,750	10,646	41,258
Bank loans - Accrued interest (1)	426	7,945	470	7,491
Negotiable Obligations - 2009 principal amount (2)	23,176	49,976	17,303	67,054
Negotiable Obligations - 2009 accrued interest (2)	675	12,946	764	12,211
Convertible Negotiable Obligations - 2007 (3)	75,383	—	882	86,120
Negotiable Obligations -2017 (4)	5,344	457,133	—	—
Debt related to purchase of subsidiaries (5)	11,041	70,696	—	—
Other financial loans	—	—	6,328	—

	130,305	629,446	36,393	214,134

(1)	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on November 20, 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled nine installments amounting to US$ 5.7 million. Therefore, at March 31, 2007 the balance of principal amounts to US$ 14.5 million which matches the US$ 17.2 million discounted considering a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(2)	Corresponds to Negotiable Obligations secured by the assets described in Note 12.a. for US$ 37.4 million, which mature on November 20, 2009 with partial periodic amortization, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At this date, the Company has settled nine installments amounting to US$ 9.3 million. Consequently, at March 31, 2007 the Company recorded a total balance of US$ 23.6 million, which corresponds to US$ 28 million discounted at a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(3)	According to Note 13, these relate to convertible negotiable obligations (CNB) issued for a total amount of US$ 100 million, which at period end amounted to US$ 23.6 million, net of issue expenses amounting to Ps. 0.08 million. Part of convertible negotiable obligations are held by shareholders and related parties. (See Note 10).
(4)	Corresponds to the Negotiable Obligations described in Note 25, in the amount of US$ 150 million that become due on February 2, 2017, accruing interest on a six-month basis at a fixed rate of 8.5% a year, net of issuance expenses in the amount of $8.7 million.

The terms and conditions of the loan require the Company to maintain certain ratios and financial conditions, as well as certain indebtedness ratios and levels.

(5)	See Note 35 and 44 to the unaudited consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 8:	OTHER LIABILITIES
The breakdown for this item is as follows:

	March 31, 2007		June 30, 2006
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	1,632	23,057	20,762	—
Guarantee deposits	2,177	1,974	1,061	820
Provision for lawsuits (Exhibit E)	12	—	346	—
Directors’ fees provision (Note 10.a.)	3,017	—	5,976	—
Directors’ fees advances (Note 10.a.)	(275)	—	(325)	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Administration and reserve funds	448	—	118	—
Trust account payables	—	—	—	92
Condominium expenses	2,610	—	—	—
Present value	—	(29)	—	(25)
Other	548	91	430	—

	10,169	25,101	28,368	895

NOTE 9:	OTHER INCOME AND EXPENSES, NET
The breakdown for this item is as follows:

	March 31, 2007	March 31, 2006
Other income:
Results from sale of fixed assets	—	—
Other	755	460

	755	460

Other expenses:
Unrecoverable VAT	(1,645)	(807)
Donations	(1,428)	(256)
Lawsuits	(15)	(12)
Tax on shareholders personal assets	(4,223)	(3,721)
Other	(523)	(17)

	(7,834)	(4,813)

Total other income and expenses, net	(7,079)	(4,353)

NOTE 10:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES
a. The balances as of March 31, 2007 and June 30, 2006, with subsidiaries, shareholders, affiliated and related companies are as follows:

	March 31, 2007	June 30, 2006
Abril S.A. (1)
Current mortgages and leases receivables	—	—
Other current receivables	79	—
Other non-current receivables	—	—
Current accounts payable	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

	March 31, 2007	June 30, 2006
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivables	1,150	214
Other current receivables	12	14
Current investments	1,914	4,428
Non-current investments	98,389	97,944
Current accounts payable	1,910	479
Other current liabilities	26	20

Altocity.Com S.A. (3)
Current mortgages and leases receivables	66	30
Current accounts payable	5	1

Baldovinos S.A. (5)
Current mortgages and leases receivables	—	76
Current accounts payable	—	7

Banco Hipotecario S.A. (3)
Other current receivables	11	—
Current investments	429	534

Banco de Crédito y Securitización S.A. (3)
Current mortgages and leases receivables	40	23

Consultores Assets Management S.A. (4)
Current mortgages and leases receivables	29	75
Other current receivables	44	13
Current accounts payable	—	1

Consorcio Libertador (4)
Current mortgages and leases receivables	34	—

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivables	472	158
Other current receivables	2	50
Current accounts payable	291	173
Non-Current accounts payable	50	150
Short term debt -Convertible Negotiable Obligations	37,563	379
Long term debt -Convertible Negotiable Obligations	—	37,032

Canteras Natal Crespo S.A. (1)
Current mortgages and leases receivables	10	1
Other current receivables	600	105

Dolphin Fund PLC (4)
Current investment	18,447	9,354

ECIPSA Holding S.A. (4)
Current mortgages and leases receivables	—	8

Fibesa S.A. (1)
Current mortgages and leases receivables	2	—
Other current receivables	4	4
Accounts payable	1	—

Fundación IRSA (4)
Current mortgages and leases receivables	14	14

Futuros y Opciones.Com S.A. (6)
Current accounts payables	—	1

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

	March 31, 2007	June 30, 2006
Hoteles Argentinos S.A. (1)
Current mortgages and leases receivables	1,710	2,083
Non-current trade and leases receivables	931	—
Other current receivables	1,743	2,110
Other current liabilities	622	619

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	1,134	1,170
Other current receivables	1	—
Current accounts payable	354	368
Other current liabilities	54	—
Other non-current liabilities	9,680	—

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivables	154	3
Other current receivables	13,077	216
Other non-current receivables	2,827	6,875
Other current liabilities	123	5

Nuevas Fronteras S.A. (1)
Current accounts payable	—	1

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	67	57
Managers, Directors and other Staff of the Company – Non-current	42	28

Ritelco S.A. (1)
Other current liabilities	807	20,118
Other non-current liabilities	13,377	—

Tarshop S.A. (1)
Current mortgages and leases receivables	163	52
Other current receivables	—	13

Estudio Zang, Bergel & Viñes (4)
Accounts payable	1	65

Directors (4)
Current mortgages and leases receivables	—	8
Other current receivables	42	—
Other current liabilities	2,742	5,651
Other non-current liabilities	8	8

Patagonian Investment S.A.(1)
Current mortgages and leases receivables	336	—
Other current receivables	3,375	—

Emprendimiento Recoleta S.A. (1)
Current mortgages and leases receivables	—	1

Shopping Alto Palermo S.A. (1)
Current mortgages and leases receivables	—	1

Mendoza Plaza Shopping S.A. (1)
Current mortgages and leases receivables	—	1

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

	March 31, 2007	June 30, 2006
Rummaala S.A. (1)
Other current receivables	66	—

(1)	Subsidiary (direct or indirect).
(2)	Shareholder.
(3)	Affiliated (direct or indirect).
(4)	Related party
(5)	Merger with Inversora Bolivar with effect after January 1, 2007 (See Note 45 to the unaudited consolidated financial statements)
(6)	Subsidiary of Cresud S.A.C.I.F. y A., Company´s shareholder

b. Results on subsidiary, shareholder, affiliated and related companies during the nine month periods ended March 31, 2007 and 2006 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
Related parties
Abril S.A. (1)	2007	11	—	—	—	—	—	—	—	—
	2006	13	—	—	—	—	—	—	—	—
Alto Palermo S.A. (APSA) (1)	2007	22	—	—	464	—	7,356	—	—	—
	2006	—	—	—	—	—	11,794	—	—	—
Banco Hipotecario S.A. (3)	2007	—	—	12	—	—	—	—	—	—
	2006	—	—	(22)	—	—	—	—	—	—
Canteras Natal Crespo S.A. (1)	2007	32	—	—	—	—	20	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (2)	2007	22	—	—	98	—	—	—	—	(720)
	2006	—	—	—	—	—	—	—	—	(6,239)
Dolphin Fund PLC (4)	2007	—	—	7,433	—	—	—	—	—	—
	2006	—	—	(67)	—	—	—	—	—	—
Fundación IRSA (4)	2007	—	—	—	—	—	—	—	(56)	—
	2006	—	—	—	—	—	—	—	(20)	—
Hoteles Argentinos S.A. (1)	2007	—	—	—	—	—	231	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Nuevas Fronteras (1)	2007	—	—	—	—	—	3	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Inversora Bolívar S.A. (1)	2007	639	—	—	(88)	(196)	—	—	—	(254)
	2006	1,635	—	—	—	(159)	—	—	—	—
Llao Llao Resorts S.A. (1)	2007	341	48	—	—	—	725	—	—	—
	2006	—	47	—	72	—	71	—	—	—
Buenos Aires Trade & Finance	2007	—	—	—	—	—	—	—	—	—
Center S.A. (5)	2006	—	—	—	—	—	372	—	—	(28)
Ritelco S.A. (1)	2007	—	—	—	—	—	—	—	—	(587)
	2006	—	—	—	—	—	—	—	—	(511)
Rummaala S.A. (1)	2007	—	—	—	—	—	—	59	—	—
	2006	—	—	—	—	—	—	—	—	—
Tarshop S.A. (1)	2007	17	292	—	—	—	—	—	—	—
	2006	—	200	—	—	—	17	—	—	—
Patagonian Investment S.A. (1)	2007	—	—	—	—	—	333	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Préstamos al personal (4)	2007	—	—	—	—	—	6	—	—	—
	2006	—	—	—	—	—	6	—	—	—
Estudio Zang, Bergel & Viñes (4)	2007	—	—	—	—	—	—	(554)	—	—
	2006	—	—	—	—	—	—	(523)	—	—
Directors (4)	2007	—	—	—	—	—	—	(3,076)	—	—
	2006	—	—	—	—	—	—	(4,665)	—	—

Total 2007		1,084	340	7,445	474	(196)	8,674	(3,571)	(56)	(1,561)

Total 2006		1,648	247	(89)	72	(159)	12,260	(5,188)	(20)	(6,778)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 10:	(Continued)

c.	The composition of equity gain from related companies is as follows:

	Gain
	March 31, 2007	March 31, 2006
Gain on equity investments	109,591	67,535
Amortization of goodwill and lower/higher values	2,634	2,447

	112,225	69,982

NOTE 11:	COMMON STOCK

a.	Common stock

As of March 31, 2007, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of
		Body	Date	Commerce
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	Pending
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	Pending
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	Pending
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	Pending
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	Pending
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	Pending
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	Pending
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	Pending
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	Pending
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	Pending
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	Pending
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	Pending
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	Pending
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	Pending
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	Pending
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	Pending
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	Pending
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5.180	Board of Directors´ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors´ Meeting (1)	03.31.2007	Pending
Shares issued for cash	2,756	Board of Directors´ Meeting (2)	03.31.2007	Pending

	453,557

(1)	Conversion of negotiable obligations mentioned in Note 13.
(2)	Exercise of options mentioned in Note 13.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

b.	Treasury stock

The Company repurchases outstanding common shares when it considers that their price is undervalued on the market. However, during the periods ended March 31, 2007 and 2006 no treasury shares were bought.

c.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year,calculated in accordance with Argentine GAAP plus (less) prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 12:	RESTRICTED ASSETS

a.	The Company has mortgaged the following real estate: 13 functional units at Libertador 498, 71 supplementary units at Laminar Plaza and 19 supplementary units at Dique IV, in connection with the secured negotiable obligations referred to in Note 7.2.

b.	The Company has a first grade mortgage on the property identified as “San Martín de Tours” amounting to US$ 750, as performance guarantee for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A. During the quarter ended March 31, 2007 the Company transferred the property of units cancelling their obligation.

c.	The Company has a first mortgage on the property identified as “Bouchard 710” amounting to US$ 13,625, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008.

d.	As security for the purchase of Rummaala S.A.’s shares, the Company has pledged total shares acquired.

e.	As security for the purchase of the plot of land adjacent to Rummaala S.A.’s property, the Company has set up a first mortgage on a Company’s real estate in the amount of US$ 13,253 (See Note 44 to the Unaudited Consolidated Financial Statements). The Company has the option of replacing the mortgaged real estate at any moment by other piece of real estate or a bank surety in the same amount.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 13:	NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Common Shares of the company (“CNO”) for up to a face value of US$ 100,000 (one hundred million dollars), for a term of 5 (five) years, at a fixed interest rate of 6% to 12% per year, payable semi-annually in arrears.

b)	Approving a subscription option for the CNO holders to subscribe common shares of the company at 1 (one) share per Ps.1 (one peso) of CNO face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending Article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article nine (9) of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$100,000 of securities consisting of negotiable obligations convertible into common shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 common shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$0.6541. Said adjustment came into force as from December 20, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 13:	(Continued)

d)	(Continued)

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options will fall due on November 14, 2007.

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription. Consequently, Note 7 to the unaudited financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

As of March 31, 2007, certain holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 76.4 million, giving rise to the issuance of 140,130,344 common shares of Ps. 1 par value each as disclosed in Note 11.

Furthermore, as of March 31, 2007, 55,278,265 options to subscribe Company shares amounting to US$ 66.3 million had been exercised, which gave rise to the issuance of 101,427,965 common shares of Ps. 1 par value each, as mentioned in Note 11.

The total outstanding balance of Convertible Negotiable Obligations as of March 31, 2007 is US$ 23,629.

NOTE 14:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at period-end
Non-current deferred assets and liabilities
Investments	(9,358)	(3,842)	(13,200)
Mortgages and leases receivables, net	(307)	33	(274)
Other receivables	(6,517)	(15,918)	(22,435)
Inventories	(1,641)	(1,017)	(2,658)
Fixed assets	(3,990)	3.869	(121)
Intangible assets	9	(9)	—
Tax loss carry forwards	83,444	14,657	98,101
Short and long terms debts	(71)	(238)	(309)
Mortgages payable	449	(449)	—
Other liabilities	2,508	(2,422)	86
Allowances and reserves	121	(117)	4
Allowances for deferred assets	(26,852)	5,453	(21,399)

Total non-current	37,795	—	37,795

Total net deferred assets	37,795	—	37,795

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 14:	(Continued)

Net assets at the end of the period derived from the information included in the above table amount to Ps. 37,795.

Deferred tax assets have been impaired in the portion estimated not to be recoverable based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended March 31, 2007 and 2006, respectively:

Items	March 31, 2007 Ps.	March 31, 2006 Ps.
Net income for the period (before income tax)	117,437	43,715
Current income tax rate	35%	35%

Net income for the period at the tax rate	41,103	15,300
Permanent differences at the tax rate:
- Restatement into constant currency	1,750	2,755
- Donations	499	51
- Equity gain from related companies	(39,279)	(24,494)
- Holding result on Participation Certificates (Trust).	(308)	(227)
- Tax on personal assets	1,478	923
- Other permanent differences	—	(222)
- Allowance/reversals on deferred assets	(5,243)	5,914

Total income tax charge for the period	—	—

Total asset tax charged for the period	—	—

Unexpired income tax loss carry forwards pending use at the end of the period amount to Ps. 280,288 according to the following detail:

Generated in	Amount Ps.	Year of expiration
2002	190,753	2007
2003	259	2008
2004	32,347	2009
2005	28,926	2010
2006	28,603	2011
Total tax loss carry forward	280,288

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 15:	ADCQUISITION OF THE DOCK DEL PLATA BUILDING

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the Buenos Aires City. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million.

This contract was rescinded on November 15, 2006 and the Company received from CSI the amount of US$ 4.0 million, which had been previously transferred as guarantee for such transaction. The Company recorded this amount to the partial payment of the purchase price that, added to the transference of US$ 4.8 million, completed the total price of US$ 8.8 million paid for the purchase of the office building covering 8,900 square meters of surface area called “Dock del Plata” in Puerto Madero, City of Buenos Aires. The title deed was signed on the same day. Through the payment of these amounts the mortgage on these units became extinguished and the Company acquired them free of mortgage.

NOTE 16:	SWAP OF INTEREST RATES WITH DEUTSCHE BANK AG

The Company agreed with the Deutsche Bank AG on June 16, 2005 two LIBO rate swap arrangements aiming at covering the risk of increased interest rates that the Company must pay on the unsecured loan and the non-convertible secured negotiable obligations (both to be due in November 2009, which at June 30, 2005 had a capital balance of US$ 21,850 and US$ 35,511 respectively, and which accrue a variable interest rate equivalent to the three month LIBO rate added 200 basic points).

By means of both contracts, the Company was compromised to pay every three months to the Deutsche Bank AG cash flows calculated on the basis of a fixed rate of 4.27% on the balances of each debt. In turn, the Company received quarterly payments calculated on the basis of the three-month LIBO rate on balances established at the beginning of each quarter.

The purpose of such swap arrangements was to fully cover the risk of interest rates of the above-mentioned debts. The amortization scheme, the dates for payment of interest and principal, the dates for determining interest rates, the referential index for calculating interests and the calculation basis for the interest agreed in both swap contracts totally coincided with the issuance conditions of each one of the mentioned liabilities.

On October 24, 2005 the Company fully cancelled in advance both swap arrangements. Due to the increase shown by the temporary structure of the interest rates, a gain of US$ 402 was obtained for such cancellations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 17:	SHARE ACQUISITION IN CANTERAS NATAL CRESPO S.A.

As of September 30, 2006 the Company had acquired to Ecipsa Holding S.A. (ECIPSA), 43.43% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$1,549.

On December 7, 2006 the Company acquired from minority shareholders the additional 11.59% of the shares and votes in the total agreed price of US$ 598, increasing the Company shareholding in Canteras Natal S.A. to 55.02%

Together with the above action mentioned, a commitment to purchase shares subject to condition was established with a minority shareholder. By means of such commitment, subject to compliance with one condition precedent, the seller was obligated to sell to the Company and the Company was obligated to purchase an additional 0.91% for US$ 47, which raised the shareholding to 55.93%. Having the condition precedent been complied with, the share purchase agreement was signed on January 4, 2007.

On April 27, 2007, the Company sold 5.93% of the shares to ECIPSA in a total amount of US$ 312, decreasing the Company shareholding in Canteras Natal Crespo S.A. to 50%.

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties’ plots, countries, sale or rent of plots of land, sale of arids, real estate and house-building.

NOTE 18:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On August 9, 2005, the Company sold 2,305,122 shares of Banco Hipotecario S.A to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in a total amount of US$ 10,540 (equivalent to a market value of US$ 4.57 per share) representing Ps. 30,281. For the sale of these shares the Company recognized a gain of Ps. 1,845 included in Financial gain in the unaudited Income Statement. As explained in Note 19, as of December 31, 2005 the Company merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. Consequently, as of period-end, the total shareholding in Banco Hipotecario raised to 10,141,015 shares.

As of March 31, 2007 the total shareholding is 101,410,150 due to us from February 15, 2007 the change in the face value of Banco Hipotecario S.A.´s shares from Ps. 10 to Ps. 1, was effective.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 19:	MERGER PROCEDURES TO TAKE-OVER BUENOS AIRES TRADE AND FINANCE CENTER S.A.

The Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. The previous merger agreement was subscribed on September 21, 2005 and became effective on October 1, 2005. Consequently, as from October 1, 2005 rights and obligations were unified, and as from December 1, 2005 both companies’ accountings were merged.

This merger has been duly registered with the General Inspection of Justice on January 5, 2007 under number 306 of book 34 of Share Corporations.

NOTE 20:	DIQUE III: BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade and Finance Center S.A. (at that time 100% subsidiary of the Company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA had an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA would agree to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of the period end as of December 31, 2004.

On November 25, 2004 the deed of conveyance of title of the plot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter plot 1e) by such company as explained in the first paragraph above. As a guaranty for this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on plot 1c).

In May 2006, DYPSA accepted the option to acquire on an exchange basis, parcel 1e), and on June 28, 2006 the transfer deed was signed in a value of US$ 13,530. As guarantee for this transaction, DYPSA furnished a first degree mortgage in the amount of US$ 10,800 on plot 1e).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 20:	(Continued)

On March 29, 2007, DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1 c).

On May 18, 2005 Buenos Aires Trade and Finance Center S.A. approved the offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima, made during such period and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, scheduled originally for November 17, 2005.

After several postponements, on January 2006, DYPSA paid in advance to the Company the amount of US$ 1,000, remaining the price balance of US$ 5,350 to be paid in the new deed date and final transfer.

On July 17, 2006 the balance of price was received and the transfer deed was signed together with the taking possession of plot 1d). Consequently, Alvear Palace Hotel S.A. acquired two/thirds indivisible parts, and Desarrollos Premium Plus S.A. acquired the remaining part. As compliance guarantee for DYPSA´s obligations with CAPM, Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A. furnished a first degree mortgage for US$ 10,000 on plot 1d).

NOTE 21:	TERRENOS CABALLITO – BARTER CONTRACT

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement for US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”. As consideration Koad paid the Company the amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Furthermore, Koad encumbered with privilege mortgage in first degree in favor of the Company the building subject to this transaction in the amount of US$ 7,450 and two insurance for US$ 2,000 and US$ 500.

NOTE 22:	INCORPORATION OF PATAGONIAN INVESTMENT S.A.

On July 21, 2006, the Company incorporated Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

The Company directly owns 70% of the Capital Stock of Patagonian Investment S.A. (See Note 34 to the unaudited Consolidated Financial Statements).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 23:	PURCHASE OPTION OF EDIFICIO REPUBLICA

On December 22, 2006 the Company signed with Banco Comafi S.A., acting as trustee of “Fideicomiso República”, a purchase and irrevocable sale option contract for US$ 74,000 regarding a building located in the City of Buenos Aires, known as “Edificio Tucumán 1 – República”, recently acquired by the trustee in a public auction. The exercise of this option is subject to certain precedent conditions which occurrence will conduce to the final ownership of the trustee in respect to the building.

The option has to be exercised within 60 days from compliance with the referred condition precedent. The title deed for transferring ownership has to be signed within 90 days subsequent to exercising the option, at the same time, 50% of the purchase price will be paid and the balance (the remaining 50%) will be paid in five annual, equal and consecutive installments at an annual, fixed interest rate of 8% payable biannually. The balance has been secured by a mortgage set up on the same building. On the other hand, and as indicated, the option includes a trustee’s sales option subject to the same terms and conditions described above.

NOTE 24:	ACQUISITION OFFER OF THE BOUCHARD BUILDING

On December 28, 2006 the Company submitted in commission an offer to Banco Río de la Plata S.A. -the latter as trustee of “Fideicomiso Financiero Edificio La Nación”- to acquire a building located in Bouchard 551/557 in the City of Buenos Aires, covering 33,324 square meters of surface area, totally leased. The offer, which was accepted by the seller the same day of his presentation, consisted in the acquisition by the Company of the building and the transferring to the Company of all the lease contracts effective at the time of acquisition. The price offered by the Company was US$ 84,100 the amount of US$ 15,000 having been paid at the time of the offer.

On March 15, 2007, the Company was granted the title deed and the possession of the premises and the price balance in the amount of US$ 69,100 was paid. After the title deed was granted, an inquiry was submitted to the National Commission for the Defense of Competitiveness (CNDC) with regard to the need for reporting such transaction as economic concentration. The CNDC resolution issued in connection with the referred inquiry was appealed at courts by Irsa Inversiones y Representaciones Sociedad Anónima and at present, the related decision is pending.

NOTE 25:	ISSUANCE OF NEGOTIABLE OBLIGATIONS

On February 2, 2007 IRSA Inversiones y Representaciones S.A. issued negotiable obligations for US$ 150 million to become due in February 2017. Such obligations accrue an annual fixed interest rate of 8.5%, payable biannually on February 2 and August 2 as from August 2, 2007. The capital will be fully paid at maturity. Citigroup and Credit Suisse Securities acted as principal placement agents of the transaction.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 25:	(Continued)

The issue referred to above is Class No. 1 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200,000,000 (the “Program”), authorized by the National Securities Commission by means of Resolutions 15,529 of December 7, 2006 and 15,537 of December 21, 2006.

The issuance of these negotiable obligations was approved by the Shareholders´ Meeting held on October 31, 2006 and by the Board´s Minutes of Meeting of November 22, 2006.

NOTE 26:	SUBSEQUENT EVENTS

Creation of CYRSA Sociedad Anónima

On April 13, 2007, the Company created CYRSA Sociedad Anónima, which was duly registered with the General Inspection of Justice on April 24, 2007. This company was created to have a legal entity that allows to develop a specific project together with one or more investors having the required knowledge and expertise.

The Company holds the direct ownership of 50% of CYRSA Sociedad Anónima’s capital stock (See Note 46 to the Unaudited consolidated financial statements).

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the nine-month periods beginning on July 1, 2006

and ended March 31, 2007

Compared with the year ended June 30, 2006

In thousand of pesos

Exhibit A

Items	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value at period / year end	Depreciation
					Accumulated at beginning of year	For the period / year			Accumulated at period / year end	Allowances for impairment (2)	Net carrying Value as of March 31, 2007	Net carrying value as of June 30, 2006
						Increase, deductions And Transfers	Rate %	Amount (1)
Furniture and fixtures	1,663	12	—	1,675	1,559	—	20	39	1,598	—	77	104
Machinery, equipment and computer equipment	5,477	518	—	5,995	4,587	35	33.33	401	5,023	—	972	890
Leasehold improvements	6,650	71	—	6,721	5,941	72	10	179	6,192	—	529	709
Vehicles	130	—	—	130	52	—	20	19	71	—	59	78
Real Estate:
Av. de Mayo 595	7,339	—	—	7,339	1,914	—	2	99	2,013	(778)	4,548	4,630
Av. Madero 942	3,277	—	—	3,277	626	—	2	39	665	—	2,612	2,651
Bouchard 551	—	244,548	—	244,548	—	—	2	400	400		244,148
Bouchard 710	72,460	—	—	72,460	1,674	—	2	1,076	2,750	—	69,710	70,786
Constitución 1111	1,338	—	—	1,338	269	—	2	16	285	(305)	748	760
Constitución 1159	8,762	—	—	8,762	—	—	—	—	—	(6,762)	2,000	2,000
Costeros Dique IV	23,337	—	—	23,337	1,874	—	2	286	2,160	—	21,177	21,463
Dique 2 M10 (1I) Edif. A	21,184	—	—	21,184	2,164	—	2	274	2,438	—	18,746	19,020
Dock del Plata	—	26,944	—	26,944	—	—	2	224	224		26,720	—
Laminar Plaza	33,513	—	—	33,513	3,481	—	2	405	3,886	—	29,627	30,032
Libertador 498	51,152	—	—	51,152	8,662	—	2	614	9,276	—	41,876	42,490
Libertador 602	3,486	—	—	3,486	557	—	2	42	599	—	2,887	2,929
Stores Cruceros	293	—	—	293	—	—	2	4	4		289	293
Madero 1020	2,188	—	—	2,188	370	—	2	26	396	—	1,792	1,818
Maipú 1300	52,632	—	—	52,632	8,906	—	2	640	9,546	—	43,086	43,726
Reconquista 823	24,714	2	—	24,716	5,009	—	2	296	5,305	(142)	19,269	19,560
Rivadavia 2768	334	—	—	334	13	—	2	6	19	—	315	321
Santa María del Plata	10,513	—	—	10,513	—	—	—	—	—	—	10,513	10,513
Sarmiento 517	485	—	—	485	23	(4)	2	7	26	(371)	88	86
Suipacha 652	17,010	—	—	17,010	4,265	—	2	217	4,482	(917)	11,611	11,808

Total as of March 31, 2007	347,937	272,095	—	620,032	51,946	103		5,309	57,358	(9,275)	553,399

Total as of June 30, 2006	349,942	1,398	(3,403)	347,937	46,040	(468)		6,374	51,946	(9,324)		286,667

(1)	The accounting application of the depreciation for the period is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the period amounting to Ps. 49 (Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2007 and June 30, 2006

In thousand of pesos

Exhibit C

								Issuer’s information (1)					(1) Interest in capital stock
								Main activity	Last financial statement
Issuer and types of securities	Class		P.V.	Amount	Listing value	Book value as of March 31, 2007	Book value as of June 30, 2006		Date	Capital stock (par value)	Income – (loss) for the period	Shareholders´ equity
Current Investment
Boden (2)	Ps./US$		0.001	700	0.0079	2	5
Cédulas Hipotecarias Argentina (2)		Ps.	0.001	442,814	0.0097	429	534

Total current investments as of March 31, 2007						431

Total current investments as of June 30, 2006							539

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series Interest in other companies	Exhibit C
Unaudited Balance Sheets as of March 31, 2007 and June 30, 2006

In thousand of pesos	(Continued)

Issuer and types of securities	Class	P.V.	Amount	Listing value	Book value at March 31, 2007	Book value at June 30, 2006	Issuer’s information						Interest in Capital Stock (1)
							Main Activity	Corporate domicile	Last financial statement
									Date	Capital stock (par value)	Income (loss) for the period	Shareholders equity
Non-current investments
Abril S.A.	Common 1 vote	5.000	1,341		(37,984)	(37,944)	Building, development and administration of country club	Bolívar 108 floor 1, Buenos Aires	12.31.06	44,173	(4,692)	34,301	50%
	Irrevoc. Contrib				26,374	26,374
	Higher Inv. Value				14,089	14,089
Pereiraola S.A.I.C.I.F.y A	Common 1 vote	0.001	1,413,668		1,324	1,316	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	03.31.07	2,862	(96)	2,747	50%
	Irrevoc. Contrib.				50	37
	Higher Inv.Value				7,553	7,553
Baldovinos S.A.	Common 1 vote	0.001	5,173,035		—	4,150	Real estate and building	Bolívar 108 floor 1 , Buenos Aires	03.31.07	—	—	—	—
Palermo Invest S.A.	Common 1 vote	0.001	78,685,772		207,812	137,494	Investment	Bolívar 108 floor 1, Buenos Aires	03.31.07	78,251	5,821	212,053	98%
	Goodwill				(13,019)	—
	Lower Value				(580)	(583)
	Purchase expenses				491	493
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272		12,632	10,596	Hotel operations	Av. Córdoba 680, Buenos Aires	03.31.07	9,887	2,545	20,203	80%
	Irrevoc. Contrib.				3,531	3,531
	Higher Inv. Value				1,754	1,819
	Purchase expenses				43	43
Alto Palermo S.A. (2)	Common 1 vote	0.001	48,768,667		506,055	495,506	Real estate investments	Moreno 877 floor 22, Buenos Aires	03.31.07	78,206	53,266	813,117	62.36%
	Goodwill				(46,159)	(48,145)
	Higher Inv. value				24,904	24,904
Patagonian Investment S.A. (5)	Common 1 vote	0.001	14,000		70	—	Real estate investments	Florida 537 floor 18, Buenos Aires	03.31.07	20	80	150	70%
	Irrevoc. Contrib				35	—
	Purchase expenses				1	—
Llao – Llao Resort S.A	Common 1 vote	0.001	14,247,506		15,668	12,321	Hotel operations	Florida 537 floor 18, Buenos Aires	03.31.07	28,495	2,698	31,336	50%
	Irrevoc. Contrib.				—	2,397
	Purchase expenses				192	201
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		5,187	4,783	Banking	Tte. Gral Perón 655, Buenos Aires	03.31.07	62,500	(4) 658	(4) 108,692	5.10%
Ritelco S.A.	Common 1 vote	0.001	246,465,361		219,546	166,327	Investments	Zabala 1422, Montevideo	03.31.07	246,465	53,209	247,133	100%
	Irrevoc. Contrib.				27,340	27,340
Banco Hipotecario S.A. (3)	Common 1 vote	0.001	101,410,150		167,140	151,952	Banking	Reconquista 151 floor 1, Buenos Aires	03.31.07	1,500,000	(4) 77,261	(4) 2,638,717	6.76%
	Goodwill				(2,290)	(2,396)
Canteras Natal Crespo S.A.	Common 1 vote	0.001	167,524		417	543	Sale of arids	Caseros 85, Office 33 Córdoba	03.31.07	300	(343)	175	55,93%
	Higher Inv. Value				5,752	3,809
Inversora Bolivar S. A.	Common 1 vote	0,001	717,460		4,095	—	Acquisition, building and buying and selling of r.estate	Bolívar 108 floor 1 Buenos Aires	03.31.07			17,837,727	1.84%
Rummaala S.A.	Common 1 vote				33,842	—	Acquisition, building and buying and selling of r.estate	Moreno 877 floor 21 Buenos Aires	03.31.07	34,518	(22)	33,842	100%
	Higher Inv. Value				39,728
Total as of March 31, 2007					1,225,593
Total as of June 30, 2006						1,008,510

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	Quotation price of APSA´s shares at March 31, 2007 is Ps. 10.5

Quotation price of APSA´s shares at June 30, 2006 is Ps. 6.7

(3)	Quotation price of Banco Hipotecario´s shares at March 31, 2007 is Ps. 3.37 (See Note 18 to the unaudited Financial Statements).

Quotation price of Banco Hipotecario´s shares at June 30, 2006 is Ps. 11.1

(4)	The amounts pertain to the financial statements of Banco Hipotecario S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles.
(5)	See Note 34 to the unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of March 31, 2007 and June 30, 2006

In thousand of pesos

Exhibit D

Items	Value as of March 31, 2007	Value as of June 30, 2006
Current Investments
Mutual funds (1)	170,605	25,779
Convertible Note APSA 2006 – Accrued interest (2)	1,914	4,428
Other investments (2)	239	439
IRSA I Financial Trust Exchangeable Certificates (2)	141	154

Total current investments as of March 31, 2007	172,899

Total current investments as of June 30, 2006		30,800

Non-current investments
Dique IV	7,046	6,704
Padilla 902 (3)	92	92
Pilar	3,408	3,408
Santa María del Plata	114,422	114,397
Caballito lands	9,223	9,223
Torres Jardín IV	3,030	3,030

Subtotal	137,221	136,854

IRSA I Trust Exchangeable Certificates	1,460	1,771
Convertible Note APSA 2006	98,389	97,944
Others investments	—	117

Subtotal	99,849	99,832

Art works	40	40

Total non-current investments as of March 31, 2007	237,110

Total non-current investments as of June 30, 2006		236,726

(1)	Includes Ps. 18,447 and Ps. 9,354 corresponding to “Dolphin Fund PLC” at March 31, 2007 and June 30, 2006, respectively, not considered cash equivalent for purposes of presenting the statement of cash flows and, Ps. 6,790 and Ps. 3,174 corresponding to the “NCH Development Partner Fund” at March 31, 2007 and June 30, 2006, respectively, not considered cash equivalent for purposes of presenting the statements of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 269. See comments in Note 1.5.i.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the nine-month period ended March 31, 2007

Compared with the year ended June 30, 2006

In thousand of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of March 31, 2007	Carrying value as of June 30, 2006
Deducted from assets:
Allowance for doubtful accounts (1)	216	122	(12)	326	216
Allowance for Impairment of inventories	1,010	—	—	1,010	1,010
Allowance for Impairment of fixed assets (2)	9,324	—	(49)	9,275	9,324
Allowance for Impairment of undeveloped parcels of land	269	—	—	269	269

From liabilities:
Provision for lawsuits	346	15	(349)	12	346

Total as of March 31, 2007	11,165	137	(410)	10,892

Total as of June 30, 2006	19,519	5,384	(13,738)		11,165

(1)	Increases are disclosed in Exhibit H and decreases correspond to allocations and condonations.
(2)	Decreases correspond to depreciation of the period amounting to Ps. 49 (disclosed in Exhibit H).

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the nine-month period beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousand of pesos

Exhibit F

	March 31, 2007	March 31, 2006
I. Cost of sales
Stock as of beginning of year	134,805	22,358
Plus (less):
Purchases for the period	486	2,109
Expenses (Exhibit H)	570	517
Transfers from investments	—	67,898
Transfers from fixed assets	—	1,422
Transfers to other receivables	(1,773)	—
Decrease in mortgages payable	(3,632)	—
Exchange differences	134	—
Less:
Stock as of end of the period	(107,505)	(93,895)

Subtotal	23,085	409
Capitalized interests	—	222
Plus
Cost of sales – Abril S.A.	75	709
Gain from valuation of inventories at net realizable value	11,196	5,543

Cost of sales	34,356	6,883
II. Cost of leases
Expenses (Exhibit H)	5,608	4,780

Cost of leases	5,608	4,780
III. Cost of services fees
Expenses (Exhibit H)	850	1,766

Cost of services fees	850	1,766

Total costs of sales, leases and services	40,814	13,429

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of March 31, 2007 and June 30, 2006

In thousand of pesos

Exhibit G

Items	Class	Amount	Prevailing exchange rate		Total as of March 31, 2007	Total as of June 30, 2006
Assets
Current Assets
Cash and banks:
Cash	U$S	3,966	0.003060	(1)	12	63
Cash	Euros	915	0.004092	(1)	4	4
Cash	Libras	381	0.006023	(1)	2	2
Cash	Real	1,100	0.001410	(1)	2	1
Banks	U$S	29,717	0.003060	(1)	91	308
Foreign accounts	Euros	115,361	0.004092	(1)	472	458
Foreign accounts	Yenes	1,174,070,000	0.000026	(1)	30,514	—
Foreign accounts	U$S	4,037,255	0.003060	(1)	12,354	22,021

Investments:
Boden 2013	U$S	638	0.003060	(1)	2	2

Mutual Funds	U$S	37,824,928	0.003060	(1)	115,744	25,774
Accrued interest Convertible Note APSA 2006	U$S	617,374	0.003100	(1)	1,914	4,428
Banco Ciudad de Bs. As. Bond	Euros	57,500	0.004092	(1)	235	428
Banco Ciudad de Bs. As. Bond - Accrued interest	Euros	882	0.004092	(1)	4	11
Mortgages and leases receivables:
Mortgages receivables	U$S	634,381	0.003060	(1)	1,941	734
Mortgages receivables	Euros	—	0.004092	(1)	—	6
Debtors under legal proceeding	U$S	31,669	0.003060	(1)	97	—
Related parties	U$S	909,499	0.003100	(1)	2,819	—

Others receivable:
Prepaid expenses	U$S	121,261	0.003060	(1)	371	106
Related parties	U$S	28,618	0.003100	(1)	89	2,083
Credit default swap	U$S	53,161	0.003060	(1)	163	279
Other receivables	U$S	38,435	0.003060	(1)	118	33

Total Current Assets					166,948	56,741

Non-Current Assets
Investments:
Convertible Note APSA 2006	U$S	31,738,262	0.003100	(1)	98,389	97,944
Banco Ciudad de Bs. As. Bond	Euros	—	0.003986	(1)	—	117
Mortgages and leases receivables:
Mortgages receivables	U$S	490,583	0.003060	(1)	1,501	502
Mortgages receivables	Euros	3,375	0.004092	(1)	14	12
Related parties	U$S	300,418	0.003100	(1)	931	—

Other receivables:
Prepaid expenses	U$S	—	0.003022	(1)	—	150
Related parties	U$S	911,597	0.003100	(1)	2,826	2,110
Credit default swap	U$S	1,157,466	0.003060	(1)	3,542	3,655
Acquisition of future receivables	U$S	—	0.003022	(1)	—	12,234

Total Non-current Assets					107,203	116,724

Total Assets as of March 31, 2007					274,151

Total Assets as of June 30, 2006						173,465

Liabilities
Current Liabilities
Accounts payable	U$S	349,872	0.003100	(1)	1,085	740
Accounts payable	Euros	2,658	0.004145	(1)	11	—
Mortgages payables	U$S	5,113,469	0.003100	(1)	15,852	14,809
Customer advances	U$S	815,964	0.003100	(1)	2,529	10,786
Short – term debt	U$S	39,631,685	0.003100	(1)	122,858	30,065
Taxes payable	U$S	35,563	0.003100	(1)	110	180
Other liabilities
Related parties	U$S	518,103	0.003100	(1)	1,606	20,742
Guarantee deposits	U$S	656,428	0.003100	(1)	2,035	823
Others	U$S	123,002	0.003100	(1)	381	—

Total Current Liabilities					146,457	78,145

Non-current Liabilities
Accounts payable	U$S	39,664	0.003100	(1)	123	150
Mortgages payable	U$S	895,151	0.003100	(1)	2,775	14,722
Customer advances	U$S	1,937,256	0.003100	(1)	6,005	—
Long – term debt	U$S	188,779,292	0.003100	(1)	585,216	214,342
Other liabilities:
Related parties	U$S	7,437,746	0.003100	(1)	23,057	—
Guarantee deposits	U$S	565,194	0.003100	(1)	1,752	801

Total Non-current Liabilities					618,928	230,015

Total Liabilities as of March 31, 2007					765,395

Total Liabilities as of June 30, 2006						308,160

(1)	Official selling and buying exchange rate as of March 31, 2007 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the nine-month periods beginning on July 1, 2006 and 2005 and ended March 31, 2007 and 2006

In thousand of pesos

Exhibit H

Items	Total as of March 31, 2007	Cost of leases	Cost of properties sold	Cost of services fees	Expenses			Total as of March 31, 2006
					Administration	Selling	Financing
Directors fees	3,076	—	—	—	3,076	—	—	4,665
Fees and compensations for services	3,004	—	—	—	3,004	—	—	1,837
Salaries, bonus and social security charges	7,925	—	—	—	7,925	—	—	4,415
Other expenses of personnel administration	275	—	—	—	275	—	—	149
Depreciation and amortization	5,462	4,623	—	—	637	—	202	5,123
Maintenance of buildings	1,638	985	570	—	83	—	—	1,420
Utilities and postage	18	—	—	—	18	—	—	7
Travel expenses	466	—	—	—	466	—	—	391
Advertising and promotion	780	—	—	—	—	780	—	231
Commissions and expenses from property sold	1,021	—	—	—	—	1,021	—	305
Traveling, transportation and stationery	193	—	—	—	193	—	—	108
Taxes	7				7	—	—	2
Subscriptions and dues	128	—	—	—	128	—	—	156
Interest and indexing adjustments	27,601	—	—	—	—	—	27,601	24,303
Bank charges	4,010	—	—	—	4,010	—	—	892
Safety box and stock broking charges	403	—	—	—	383	—	20	441
Doubtful accounts	122	—	—	—	—	122	—	9
Insurance	717	—	—	—	717	—	—	165
Security	6	—	—	—	6	—	—	1
Courses	106	—	—	—	106	—	—	13
Rents	274	—	—	—	274	—	—	303
Gross sales tax	2,360	—	—	—	—	2,360	—	897
Other	1,421	—	—	850	571	—	—	1,856

Total as of March 31, 2007	61,103	5,608	570	850	21,879	4,283	27,823	—

Total as of March 31, 2006	—	4,780	517	1,766	14,515	1,479	24,632	47,689

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of March 31, 2007 and June 30, 2006

In thousand of pesos

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due											No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term			Fixed rate	Variable rate
March 31, 2007
Assets
Investments	172,494	—	259	2,037	—	—	—	—	—	98,389	100,685	100,685	273,179	270,921	2,258	—
Receivables	38,429	1,022	37,431	2,120	19,982	1,201	6,604	8,802	6,616	14,630	97,386	98,408	136,837	109,477	6,433	20,927
Liabilities
Loans	52,097	—	12,480	12,053	93,719	12,053	70,531	49,685	—	457,133	707,654	707,654	759,751	90,074	608,259	61,418
Other liabilities	3,183	131	29,493	5,900	10,952	4,456	22,886	10,936	433	346	85,402	85,533	88,716	40,525	23,502	24,689

June 30, 2006
Assets
Investments	28,089	—	4,700	107	107	107	117	—	—	97,944	103,082	103,082	131,171	32,682	98,489	—
Receivables	39,599	1,732	9,303	3,080	2,775	1,219	12,806	17,391	6,621	11,979	65,174	66,906	106,505	91,475	8,020	7,010
Liabilities
Loans	—	—	12,218	5,541	9,317	9,317	123,387	55,900	34,847	—	250,527	250,527	250,527	14,243	86,328	149,956
Other liabilities	5,669	338	29,097	28,129	4,999	6,938	15,315	484	125	486	85,573	85,911	91,580	42,686	30,267	18,627

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

Concept	Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
	03.31.2007	Current	06.30.2007	09.30.2007	12.31.2007	03.31.2008
Receivables
Mortgages and leases receivables	1,022	—	7,242	360	176	11	8,811
Other receivables	—	633	30,189	1,760	19,806	1,190	53,578

Total	1,022	633	37,431	2,120	19,982	1,201	62,389

Liabilities
Trade accounts payable	—	2,379	7,544	—	—	—	9,923
Mortgages payable	—	—	3,838	3,920	4,004	4,090	15,852
Customer advances	—	—	3,504	—	—	—	3,504
Short and long term debt	—	—	12,480	12,053	93,719	12,053	130,305
Salaries and social security charges	—	—	239	1,523	—	—	1,762
Taxes payable	—	—	7,176	12	5,698	18	12,904
Other liabilities	131	804	7,192	445	1,250	348	10,169

Total	131	3,183	41,973	17,953	104,671	16,509	184,419

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

3.	(Continued)

	Without term (Point 3.b)	To be due (Point 3.c)
Concept	Non Current	06.30.2008	09.30.2008	12.31.2008	03.31.2009	06.30.2009	09.30.2009	12.31.2009	03.31.2010	06.30.2010
Receivables

Mortgages and lease receivables	—	1,297	57	—	—	178	927	—	—	—
Other receivables	37,796	1,570	1,324	1,180	1,176	1,320	1,206	1,034	4,137	1,031

Total	37,796	2,867	1,381	1,180	1,176	1,498	2,133	1,034	4,137	1,031

Liabilities
Trade accounts payables	—	—	25	62	—	36	—	—	—	—
Mortgages payable	—	2,775	—	—	—	—	—	—	—	—
Customer advances	—	6,005	—	—	—	—	—	—	—	—
Short and long term debts	52,097	11,348	12,068	26,056	21,059	20,655	20,124	8,906	—	—
Salaries and social security charges	—	—	—	—	—	—	—	—	—	—
Taxes payable	—	18	18	19	19	20	20	21	21	22
Other liabilities	—	611	122	12,955	257	202	357	10,143	116	152

Total	52,097	20,757	12,233	39,092	21,335	20,913	20,501	19,070	137	174

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

3.	(Continued)

	To be due (Point 3.c)										Total
Concept	09.30.2010	12.31.2010	03.31.2010	03.31.2011	03.31.2012	03.31.2013	03.31.2014	03.31.2015	03.31.2016	03.31.2017
Receivables
Mortgages and lease receivables	—	—	—	—	—	242	—	—	—	—	2,701
Other receivables	933	3.739	913	3,358	3,042	2,659	2,228	1,698	1,082	321	71,747

Total	933	3,739	913	3,358	3,042	2,901	2,228	1,698	1,082	321	74,448

Liabilities
Trade accounts payables	—	—	—	—	—	—	—	—	—	—	123
Mortgages payable	—	—	—	—	—	—	—	—	—	—	2,775
Customer advances	—	—	—	—	—	—	—	—	—	—	6,005
Short and long term debts	—	—	—	—	—	—	—	—	—	457,133	629,446
Salaries and social security charges	—	—	—	—		—	—	—	—	—	—
Taxes payable	22	23	99	119	136	21	—	—	—	—	598
Other liabilities	22	93	—	—	—	—	70	—	—	—	25,101

Total	44	116	99	119	136	21	70	—	—	457,133	664,048

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

4-a.	Breakdown of accounts receivable and liabilities by currency and maturity

Items	Current			Non-current			Total in local currency	Total in foreign currency	Total
	Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables
Mortgages and leases receivables	3,954	4,857	8,811	255	2,446	2,701	4,209	7,303	11,512
Other receivables	56,837	741	53,578	65,379	6,368	71,747	122,216	7,109	129,325

Total	60,791	5,598	62,389	65,634	8,814	74,448	126,425	14,412	140,837

Liabilities
Trade accounts payable	8,827	1,096	9,923	—	123	123	8,827	1,219	10,046
Mortgages payable	—	15,852	15,852	—	2,775	2,775	—	18,627	18,627
Customer advances	975	2,529	3,504	—	6,005	6,005	975	8,534	9,509
Short and long term debt	7,447	122,858	130,305	44,230	585,216	629,446	51,677	708,074	759,751
Salaries and social security charges	1,762	—	1,762	—	—	—	1,762	—	1,762
Taxes payable	12,794	110	12,904	598	—	598	13,392	110	13,502
Other liabilities	6,147	4,022	10,169	292	24,809	25,101	6,439	28,831	35,270

Total	37,952	146,467	184,419	45,120	618,928	664,048	83,072	765,395	848,467

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

4-b.	Breakdown of accounts receivables and liabilities by adjustment clause

Items	Current			Non-current			Total without adjustment clause	Total with adjustment clause	Total
	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables

Mortgages and leases receivables	8,811	—	8,811	2,701	—	2,701	11,512	—	11,512
Other receivables	53,578	—	53,578	71,747	—	71,747	125,325	—	125,325

Total	62,389	—	62,389	74,448	—	74,448	136,837	—	136,837

Liabilities
Trade accounts payable	9,923	—	9,923	123	—	123	10,046	—	10,046
Mortgages payable	15,852	—	15,852	2,775	—	2,775	18,627	—	18,627
Customer advances	3,504	—	3,504	6,005	—	6,005	9,509	—	9,509
Short and long term debt	130,305	—	130,305	629,446	—	629,446	759,751	—	759,751
Salaries and social security charges	1,762	—	1,762	—	—	—	1,762	—	1,762
Taxes payable	12,904	—	12,904	598	—	598	13,502	—	13,502
Other liabilities	10,169	—	10,169	25,101	—	25,101	35,270	—	35,270

Total	184,419	—	184,419	664,048	—	664,048	848,467	—	848,467

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

4-c.	Breakdown of accounts receivable and liabilities by interest clause

Items	Current				Non-current				Total accruing interest
	Accruing interest		Not Accruing interest	Total	Accruing interest		Not Accruing Interest	Total
	Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate	Total
Receivables
Mortgages and lease receivables	2,620	1,710	4,481	8,811	—	931	1,770	2,701	2,620	2,641	5,261
Other receivables	230	15,460	37,888	53,578	3,583	2,826	65,338	71,747	3,813	18,286	22,099

Total	2,850	17,170	42,369	62,389	3,583	3,757	67,108	74,448	6,433	20,927	27,360

Liabilities
Trade accounts payable	—	—	9,923	9,923	—	—	123	123	—	—	—
Mortgages payables	15,852	—	—	15,852	2,775	—	—	2,775	18,627	—	18,627
Customer advances	—	—	3,504	3,504	—	—	6,005	6,005	—	—	—
Short and long term debt	82,550	14,260	33,495	130,305	525,709	47,158	56,579	629,446	608,259	61,418	669,677
Salaries and social security charges	—	—	1,762	1,762	—	—	—	—	—	—	—
Taxes payable	73	—	12,831	12,904	598	—	—	598	671	—	671
Other liabilities	4,204	1,632	4,333	10,169	—	23,057	2,044	25,101	4,204	24,689	28,893

Total	102,679	15,892	65,848	184,419	529,082	70,215	64,751	664,048	631,761	86,107	717,868

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties

See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivables

March 31, 2007
Related parties:
Alto Palermo S.A.	1,150
Altocity.Com S.A.	66
Banco de Crédito y Securitización S.A.	40
Consultores Assets Management S.A.	29
Consorcio Libertador	34
Cresud S.A.C.I.F y A.	472
Canteras Natal Crespo S.A.	10
Fibesa S.A.	2
Fundación IRSA	14
Hoteles Argentinos S.A.	1,710
Inversora Bolívar S.A.	1,134
Llao-Llao Resort S.A.	154
Tarshop S.A.	163
Patagonian Investment S.A.	336

Non—Current mortgages and leases receivables

March 31, 2007
Related parties:
Hoteles Argentinos S.A.	931

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

5.	(Continued)

Other current receivables

March 31, 2007
Related parties:
Abril S.A.	79
Alto Palermo S.A.	12
Banco Hipotecario S.A.	11
Consultores Assets Management S.A.	44
Cresud S.A.C.I.F y A.	2
Canteras Natal Crespo S.A.	600
Fibesa S.A.	4
Inversora Bolivar S.A.	1
Llao-Llao Resorts S.A.	13,077
Hoteles Argentinos S.A.	1,743
Patagonian Investment S.A.	3,375
Rummaala S.A.	66
Directors	42
Advances to Managers, Directors and Staff	67

Other non-current receivables

March 31, 2007
Related parties:
Llao-Llao Resorts S.A.	2,827
Advances to Managers, Directors and Staff	42

Current investments

March 31, 2007
Related parties:
Alto Palermo S.A.	1,914
Banco Hipotecario S.A.	429
Dolphin Fund PLC	18,447

Non-Current investments

March 31, 2007
Related parties:
Alto Palermo S.A.	98,389

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

5.	(Continued)

Current accounts payables

March 31, 2007
Related parties:
Alto Palermo S.A.	1,910
Altocity.Com S.A.	5
Cresud S.A.C.I.F. y A.	291
Fibesa S.A.	1
Inversora Bolívar S.A.	354
Estudio Zang, Bergel & Viñes	1

Non-current accounts payables

March 31, 2007
Related parties:
Cresud S.A.C.I.F. y A.	50

Short-term debt

March 31, 2007
Related parties:
Cresud S.A.C.I.F. y A.	37,563

Other current liabilities

March 31, 2007
Related parties:
Alto Palermo S.A.	26
Hoteles Argentinos S.A.	622
Llao-Llao Resorts S.A.	123
Inversora Bolivar S.A.	54
Ritelco S.A.	807
Directors	2,742

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

5.	(Continued)

Other non-current liabilities

March 31, 2007
Related parties:
Inversora Bolivar S.A.	9,680
Ritelco S.A.	13,377
Directors	8

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the unaudited financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the unaudited financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts		Accounting values	Risk covered
AV MAYO 595	3,060	(1)	4,548	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000		4,548	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	1,695	(1)	2,612	Fire, explosion with additional coverage and debris removal
AVDA. MADERO 942	15,000		2,612	Third party liability with additional coverage and minor risks
BOUCHARD 710	83,385	(1)	69,710	Fire, explosion with additional coverage and debris removal
BOUCHARD 710	15,000		69,710	Third party liability with additional coverage and minor risks
BOUCHARD 551	149,940	(1)	—	Fire, explosion with additional coverage and debris removal
BOUCHARD 551	15,000		—	Third party liability with additional coverage and minor risks
CONSTITUCION 1111	387	(1)	748	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000		748	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	392	(1)	2,000	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1159	15,000		2,000	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	11,781	(1)	21,177	Fire, explosion with additional coverage and debris removal
COSTEROS DIQUE IV	15,000		21,177	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (1I) Building A	24,419	(1)	18,746	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1I) Building A	15,000		18,746	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	26,928	(1)	26,720	Fire, explosion with additional coverage and debris removal
DOCK DEL PLATA	15,000		26,720	Third party liability with additional coverage and minor risks
DOCK 13	621	(1)	1,595	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000		1,595	Third party liability with additional coverage and minor risks
EDIFICIOS CRUCEROS	24,034	(1)	537	Fire, explosion with additional coverage and debris removal
LAMINAR PLAZA	13,923	(1)	29,627	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	64,688	(1)	41,876	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	15,000		41,876	Third party liability with additional coverage and minor risks
LIBERTADOR 602	1,695	(1)	2,887	Fire, explosion with additional coverage and debris removal
LIBERTADOR 602	15,000		2,887	Third party liability with additional coverage and minor risks
MADERO 1020	2,147	(1)	1,792	Fire, explosion with additional coverage and debris removal
MADERO 1020	15,000		1,792	Third party liability with additional coverage and minor risks
MAIPU 1300	37,057	(1)	43,086	Fire, explosion with additional coverage and debris removal
MAIPU 1300	15,000		43,086	Third party liability with additional coverage and minor risks
MINETTI D	113	(1)	72	Fire, explosion with additional coverage and debris removal
MINETTI D	15,000		72	Third party liability with additional coverage and minor risks
RECONQUISTA 823	26,469	(1)	19,269	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	15,000		19,269	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	395	(1)	315	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	15,000		315	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	462	(1)	8,775	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	113	(1)	10,513	Fire, explosion with additional coverage and debris removal
SANTA MARIA DEL PLATA	15,000		10,513	Third party liability with additional coverage and minor risks
SARMIENTO 517	68	(1)	88	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000		88	Third party liability with additional coverage and minor risks
SUIPACHA 652	20,808	(1)	11,611	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000		11,611	Third party liability with additional coverage and minor risks
TORRES JARDIN	847	(1)	472	Fire, explosion with additional coverage and debris removal
TORRES JARDIN	15,000		472	Third party liability with additional coverage and minor risks

(1)	The insured amounts are in U.S dollars and they are expressed at official buying exchange rate as of March 31, 2007, in accordance with Banco Nación records.

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2007

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	In accordance with what was stipulated in loan agreements, the Company shall not distribute dividends until these obligations be cancelled.

Buenos Aires, May 14, 2007

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Current Assets	790,776	466,155	376,197	322,890	307,067
Non-Current Assets	2,886,962	2,165,899	2,032,317	1,795,858	1,789,245

Total	3,677,738	2,632,054	2,408,514	2,118,748	2,096,312

Current Liabilities	746,180	371,735	305,589	190,931	146,418
Non-Current Liabilities	881,236	473,648	471,744	564,601	705,439

Subtotal	1,627,416	845,383	777,333	755,532	851,857

Minority interest	416,938	445,903	436,644	463,124	459,188
Temporary differences in valuation of hedge derivate instruments	—	—	—	—	—

Shareholders’ Equity	1,633,384	1,340,768	1,194,537	900,092	785,267

Total	3,677,738	2,632,054	2,408,514	2,118,748	2,096,312

3.	Consolidated result structure as compared with the same period for the four previous years.

	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Operating income (loss)	159,791	122,260	85,090	38,650	23,820
Amortization of goodwill	(566)	(827)	(1,322)	(2,198)	(3,364)
Financial results	23,564	(42,703)	(3,297)	50,427	278,788
Gain (loss) in equity investments	25,355	37,193	58,728	(13,107)	(5,400)
Other income and expenses, net	(8,962)	(5,999)	(6,263)	687	7,285

Net income before taxes	199,182	109,924	132,936	74,459	301,129
Income tax/ Asset tax	(56,693)	(49,749)	(41,255)	(24,424)	2,884
Minority interest	(28,639)	(19,270)	(13,476)	(4,804)	(38,142)

Net income	113,850	40,905	78,205	45,231	265,871

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	March 31, 2007	March 31, 2006	March 31, 2005	March 31, 2004	March 31, 2003
Apartments & Loft Buildings
Alto Palermo Park	—	63	—	—	3,865
Alto Palermo Plaza	—	—	—	—	3,322
Alcorta Plaza (1)	—	22,969	—	—	—
Barrio Chico	4,109	—	—	—	—
Concepción Arenal Y Dorrego 1916	—	—	—	—	100
Edificios Cruceros	8,383	4,246	—	—	—
Torres de Abasto	—	—	11	—	462
Torres Jardín	—	—	—	—	161
Other	—	—	—	112	408

Residential Communities
Abril / Baldovinos (2) (3)	1,124	3,620	2,160	5,814	13,466
Villa Celina I,II and III	—	—	—	—	28
Villa Celina IV and V	—	—	—	23	—

Undeveloped parcel of lands
Canteras Natal	83	—	—	—	—
Others	—	—	—	89	—

Other
Alsina 934	—	1,833	—	—	—
Constitución 1111	—	—	—	—	1,988
Dique II	—	—	—	5,211	—
Dique III	26,206	—	23,624	—	—
Hotel Piscis	—	—	—	—	9,912
Libertador 498	—	—	—	—	2,313
Madero 1020	—	—	1,806	4,774	5,626
Madero 940	—	—	—	—	1,649
Rivadavia 2243	—	—	—	—	—
Santa Fe 1588	—	—	—	—	—
Other	108	33	—	419	737

	40,013	32,764	27,601	16,442	44,037

(1)	Through Alto Palermo S.A.
(2)	It corresponds to local comercial of April that belong 50% to IRSA and 50% to IBSA.
(3)	Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	March 31, 2007		March 31, 2006		March 31, 2005		March 31, 2004		March 31, 2003
Liquidity ratio
Current Assets Current Liabilities	790,776 746,180	=1.06	466,155 371,735	=1.25	376,197 305,589	=1.23	322,890 190,931	=1.69	307,067 146,418	=2.10
Indebtedness ratio
Total liabilities Shareholders’ Equity	1,627,416 1,633,384	=1.00	845,383 1,340,768	=0.63	777,333 1,194,537	=0.65	755,532 900,092	=0.84	851,857 785,267	=1.08
Solvency
Shareholders’ Equity Total liabilities	1,633,384 1,627,416	=1.00	1,340,768 845,383	=1.59	1,194,537 777,333	=1.54	900,092 755,532	=1.19	785,267 851,857	=0.92
Immobilized Capital
Non-Current Assets Total Assets	2,886,962 3,677,738	=0.78	2,165,899 2,632,054	=0.82	2,032,317 2,408,514	=0.84	1,795,858 2,118,748	=0.85	1,789,245 2,096,312	=0.85

6.	Brief comment on the outlook for the coming year.

See Attached.

BUSINESS OVERVIEW

(As of March 31, 2007)

Having shown robust growth for yet another year, the year-on-year GDP variation in the Argentine economy at the end of the first quarter of calendar 2007 was 8.2%, which evidences that the economy is posed for its fifth year in a row of growth in excess of 8% and the accumulated variation for the period stands at 48.7%.

The performance shown by public finances continued to be favorable during the first quarter of calendar 2007. Although public revenues increased by 35.7% year-on-year and public expenditures increased by 43.6%, the margin in the primary result of public accounts was 3.6% of GDP. Additionally, debt services increased by 46.8%. As a result of this situation, surplus for the first quarter of calendar 2007 was 0.6%. This budget improvement in the public sector compared to the 2.0% financial deficit in GDP during the 2002 crisis sets the stage for a conservative profile in debt amortizations for the coming years.

Once again monetary policy was focused on promoting aggregate demand through low interest rates and increased monetary aggregates which in turn also translated into a higher accumulation of reserves by the Central Bank of Argentina (BCRA). The reserves held by the Central Bank as of March 31, 2007 amounted to US$ 36,849 million.

As regards external accounts, during the first quarter of calendar 2007 Argentina posted a trade balance surplus in the amount of USD 1,817 million. The components of this surplus are an increase in exports from USD 9,872 million for the first quarter of calendar 2006 to USD 10,976 million for the first quarter of calendar 2007, i.e., an 11.2% positive variation and an increase in imports from USD 7,371 million for the first quarter of calendar 2006 to USD 9,159 million for the first quarter of calendar 2007 which translated into a positive 24.3% variation.

Total consumption is the largest portion of the growth in GDP as it contributed 77% to the performance of this indicator for the first quarter of calendar 2007. Total consumption accumulated a 35% increase for the four-year period following the 2002 crisis and shows record highs. Within private consumption, one of the main drivers of this growth figure have been sales at Shopping Centers which grew by 15.1% year-on-year when measured at current prices adjusted for seasonality, and when measured on an accumulated basis, growth for the last four calendar years and the first quarter of calendar 2007 has been 102.4%. To a large extent this is due to improved access for the middle-low income segments of population to shopping centers and to loans, as well as to a significant increase in the number of foreign tourists.

The Consumer Price Index (CPI) prepared by INDEC showed as of March 31, 2007 an accumulated year-on-year variation of 9.1%. Worth emphasizing in this respect are the 13.4% increase in Apparel and the 11.3% in Education prices. In spite of signs of a slow-down in this index according to government-endorsed data, economic pundits continue to regard inflation as one of the main challenges for the government in the coming years as government endeavors to control price levels are starting to give rise to increasing distortions.

Construction continues to be one of the main contributors to growth, as it stands for 60% of total investment for the first quarter of calendar 2007 and explains 58% of the accumulated increase in investments for the last four calendar years. For the nine-month period ended March 31, 2007, the summary indicator of construction activities (ISAC in Spanish) prepared by the National Institute of Statistics and Census (INDEC)1 showed an accumulated increase for the first quarter of calendar 2007 of 3.6%.

Shopping center sales rose by 24.1% compared to February 2007. This points to a 12.4% accumulated annual variation for the first quarter of calendar 2007.

Given this macroeconomic context, income increased by 36.9%, from Ps.381.3 million as of March 31, 2006 to Ps.521.9 million as of March 31, 2007, explained by the following increases (i) Ps.42.7 million in the Shopping Centers segment, (ii) Ps. 59.6 million in the Credit Card segment, (iii) Ps.7.2 million in the Sales and Developments segment, (iv) Ps.14.7 million in the Hotels segment, (v) Ps.16.4 million in the Offices and Other Rental Properties segment and (vi) Ps.0.1 million in Financial Operations and Others segment.

Our operating income improved significantly and as of March 31, 2007 it stood at Ps.159.8 million compared to Ps.122.3 million as of March 31, 2006, i.e., a 30.7% increase. When measured against total revenues, operating income is 30.6% for the nine-month period ended March 31, 2007 whilst in the same period of the previous year it had been 32.1%.

In addition, net income for the nine-month period ended March 31, 2007 amounted to Ps.113.9 million income, compared to Ps.40.9 million income in the same period of fiscal 2006. The 178.3% increase in net income compared to the same period of the previous year is undoubtedly outstanding, and was driven by the improvement in both operating income and financial results.

Financial results have posted a Ps.23.6 million gain compared to a Ps.42.7 million loss as of March 31, 2006. The reason for this difference is mainly the increase in the financial operations result, which rose from Ps.9.8 million income for nine-month period ended on March 31, 2006 to Ps.54.2 million income for the nine-month period ended March 31, 2007. Furthermore, the exchange difference losses fell from a Ps.17.8 million loss in the first nine-month period of fiscal 2006 to a Ps.2.1 million loss for the nine-month period ended March 31, 2007.

Finally, the results for the nine-month period ended March 31, 2007 were driven to a lesser extent by the gain generated by our related companies, which fell from a Ps.37.2 million gain as of March 31, 2006 to a Ps.25.4 million gain for the nine-month period ended March 31, 2007. This decrease is mainly attributable to lower results generated by our related company Banco Hipotecario S.A. which were Ps.26.6 million as of March 31, 2007 compared to Ps.38.0 million as of March 31, 2006.

Highlights for the third quarter of fiscal 2007, including references to relevant events subsequent to March 31, 2007.

I. Offices and Other Rental Properties

During the third quarter of fiscal 2007, income from rental properties totaled Ps.37.9 million, i.e., a Ps.16.4 million increase compared to the Ps.21.5 million income for the same period of fiscal 2006.

Occupancy levels of our office buildings continued to recover significantly, reaching 98.9% during the first nine months of fiscal 2007, compared to 92% for the first nine months of the previous fiscal year.

The sustained increase in demand for rental space and the scarce supply of new spaces gave rise to a recovery in the price of the square meter for rentals of premium office space, which presently ranges from US$/sqm. 30 to US$/sqm. 35, quite close to the prices prevailing prior to the Argentine economic crisis in 2001. Foreign capital companies have demanded greater space in our properties, in line with the market trends that reflect the renewed interest of foreign capital companies in establishing offices and branches in Argentina or in expanding their activities in Argentina in the light of the opportunities offered by the country. Among the benefits provided by the city of Buenos Aires, the following should be highlighted: the significant training and professionalism of the local work force, the higher security offered by our city as compared to other Latin American cities, the similarity of the time zones as compared to the main U.S. cities, and the comparative advantages as regards operation costs.

In the quarter ended March 31, 2007 we executed the deed on the acquisition of Edificio Bouchard Plaza:

Execution of Title Deed to Bouchard Plaza Building. On December 28, 2006 Irsa Inversiones y Representaciones Sociedad Anónima as Agent made an offer to Banco Rio de la Plata S.A., acting as trustee of the “Fideicomiso Financiero Edificio La Nación”, to purchase the Bouchard Plaza Building which represents the main asset of the above-mentioned trust. The offer was to acquire the building as agent and become the assignee of any lease contract in force at the time of the purchase, for any and all parts of the building. Also on December 28, 2006 we were informed that our offer had been accepted. The price we bid was US$ 84.1 million and at the time of submission of our bid we paid US$ 15.0 million. On March 15, 2007 the title deed was executed and the balance outstanding of the purchase price of US$ 69.1 million was cancelled. This property, also called “Edificio Bouchard” or “Edificio La Nación”, is a 20-storey high AAA-office building located in downtown Buenos Aires with 33,324 sqm. in gross rental area.

The brand-new acquisitions conducted during fiscal 2007 have increased our portfolio by more than 70% for the office rental area at the A and AAA level and therefore the Company’s market share in this segment now stands at 20%.

Below is detailed information on our office space as of March 31, 2007.

Offices and Other Rental Properties

	Date of acquisition	Leasable area square meters(1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated Rental Income in Ps./000as of March 31 of fiscal (4)			Book value Ps./000 (5)
						2007	2006	2005
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100.00%	100%	1,091	7,972	3,795	3,717	65,133
Dock Del Plata	11/15/06	7,921	100.00%	100%	389	2,000	N/A	N/A	26,720
Libertador 498	12/20/95	10,533	97.23%	100%	595	4,424	2,756	2,164	41,876
Maipú 1300	09/28/95	10,280	100.00%	100%	575	4,276	2,505	1,986	43,086
Laminar Plaza	03/25/99	6,521	100.00%	100%	400	3,386	1,935	1,765	29,627
Reconquista 823/41	11/12/93	5,016	96.24%	100%	164	649	—	—	19,269
Suipacha 652/64	11/22/91	11,453	100.00%	100%	185	1,147	970	424	11,611
Edificios Costeros	03/20/97	6,389	95.73%	100%	276	2,297	1,248	920	18,746
Costeros Dique IV	08/29/01	5,437	85.73%	100%	179	1,462	1,278	734	21,177
Bouchard 551	03/15/07	33,324	100.00%	100%	924	471	N/A	N/A	244,148
Bouchard 710	06/01/05	14,280	100.00%	100%	769	6,606	4,256	N/A	69,710
Madero 1020	12/21/95	215	100.00%	100%	8	72	53	34	1,792
Otros (7)	N/A	3,677	100.00%	N/A	109	962	774	597	10,450
Subtotal		137,581	98.89%		5,664	35,724	19,570	12,341	603,345

Other Properties
Commercial Properties (8)	N/A	642	74.69%	N/A	21	179	154	98	2,121
Thames (6)	11/1/97	33,191	100.00%	100%	51	455	455	428	3,033
Santa María del Plata S.A.	7/10/97	60,100	100.00%	100%	68	797	482	—	10,513
Other Properties (9)	N/A	2,072	100.00%	N/A	5	53	273	148	2,514
Subtotal		96,005	99.83%	N/A	145	1,484	1,364	674	18,181

Fees related to real estate management	N/A	N/A	N/A	N/A	N/A	681	590	637	N/A
TOTAL OFFICES AND OTHER	N/A	233,586	99.28%	N/A	5,809	37,889	21,524	13,652	621,526

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 03/31/07 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2768, Dock 5 Puerto Madero and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Abril retail stores and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through Inversora Bolivar S.A) and Constitución 1159 (through IRSA).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.

II. Shopping Centers - Alto Palermo S.A (“APSA”).

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), our shopping center operator in which we had a 62.36% interest as of March 31, 2007.

Net income for the nine-month period was Ps. 53.3 million, compared to Ps. 32.5 million income in the same period of the previous year. In terms of percentages, this improvement stands for a 63.6% increase.

Total revenues as of March 31, 2007, amounted to Ps. 347.8 million, i.e., 29.5% higher than the total revenues recorded in the same period of the previous year. This increase is mainly due to the excellent situation currently experienced by our shopping centers and to a 66.2% increase in the income generated by our subsidiary Tarshop S.A.

Gross profit for the period showed a major 40.8% increase from Ps. 164.7 million in the third quarter of fiscal year 2006 to Ps. 231.8 million in the same period for fiscal year 2007. Thus, consolidated operating income for the period amounted to income for Ps. 126.0 million compared to Ps. 105.7 million obtained in the same period of the previous year, which stands for a 19.2%.

In the nine-month period ended March 31, 2007 the Company continued to strengthen the efforts it has been making since the Argentine economic crisis and posted outstanding results in comparison to the same period of the previous fiscal year. Principally, it is the increase in operating income that deserves special mention as it reflects the success attained by the Company’s genuine business hand in hand with growth in sales and consumption.

In the nine-month period ended March 31, 2007 our tenants continued to see an increase in sales, which amounted to Ps. 2,031.8 million. In nominal terms, these are 22.8% higher than the sales recorded for the same period of the previous year.

The business success of our tenants continues to increase demand for space at our shopping centers. In this way, we managed to maintain occupancy at our shopping centers at 98.7%. The evolution of this variable shows not only an improvement in our business but also the excellent quality of our portfolio of shopping centers.

Tarjeta Shopping

Tarshop S.A. is a credit card company in which our subsidiary APSA holds an 80% interest.

The favorable context and the successful performance showed by our credit card business unit were the reason why profit for the nine-month period of fiscal 2007 amounted to Ps. 13.4 million, i.e., a 22.22% increase compared to the Ps. 10.8 million profit obtained for the same period of the previous fiscal year.

Net revenues showed a significant 62.1% increase, from Ps 58.4 million during the nine-month period of fiscal 2006 to Ps. 94.6 million for the same period in fiscal 2007. In addition, operating income increased by 32.9% to Ps. 27.5 million.

The credit portfolio including securitized coupons as of March 31, 2007 amounted to Ps. 633.1 million, 89.2% higher than the Ps. 334.7 million portfolio as of March 31, 2006.

In addition, as regards collections, short-term delinquency as of March 31, 2007 was 3.8%.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (8)	Occupancy Rate (2)	Accumulated Rental Income in Ps./000as of March 31 of fiscal (3)			Book value as of 03/31/07 Ps./000 (4)
					2007	2006 (11)	2005
Shopping centers (5)
Alto Palermo	12/23/97	18,526	100.0%	95%	42,387	35,088	27,078	180,563
Abasto	07/17/94	39,689	100.0%	100%	40,634	32,122	24,911	187,771
Alto Avellaneda	12/23/97	27,451	100.0%	97%	23,481	17,515	13,821	89,587
Paseo Alcorta	06/06/97	14,385	100.0%	99%	22,962	17,912	14,559	59,932
Patio Bullrich	10/01/98	10,976	100.0%	100%	18,833	15,519	12,908	104,354
Nuevo NOA Shopping	03/29/95	18,831	100.0%	100%	4,929	3,658	2,782	27,559
Buenos Aires Design	11/18/97	14,275	53.68%	100%	7,625	6,295	5,204	16,677
Alto Rosario	11/09/04	30,244	100.0%	100%	11,154	8,543	2,952	86,402
Mendoza Plaza	12/02/04	39,395	85.4%	97%	13,157	10,272	5,653	89,915
Fibesa and others (6)	N/A	N/A	100.0%	N/A	13,116	31,622	8,171	—
Neuquén (9)	07/06/99	N/A	94.62%	N/A	N/A	N/A	N/A	10,044
Panamerican Mall S.A. (10)	12/01/06	28,741	80.0%	N/A	N/A	N/A	N/A	138,529
Córdoba Shopping - Villa Cabrera	12/31/06	35,000	100.0%	99%	N/A	N/A	N/A	50,509
GENERAL TOTAL (7)	N/A	277,513	N/A	98,8%	198,278	178,546	118,039	1,041,842

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated leases, according to the RT21 method.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(8)	APSA’s effective interest in each of its business units. IRSA has a 62.36% interest in APSA.
(9)	Plot for the development of a Shopping Center.
(10)	The project considers the construction of a shopping center, a hypermarket, a movie theater complex and a building block of offices and/or housing units.
(11)	Includes Ps.23.0 million pertaining to the sale of the Alcorta Plaza plot; such sale has been disclosed in Note 4 to IRSA’s Consolidated Financial Statements, under the item “Sales and Developments”.

III. Sales and Developments

In the nine-month period ended March 31, 2007, the sales and developments segment showed revenues for Ps. 40.0 million, compared to Ps.32.8 million in revenues for the same period of the previous fiscal year. Below a description of the Company’s main developments:

Barrio Chico (formerly San Martín de Tours). This is a unique project in Barrio Parque, the most exclusive residential area in the city of Buenos Aires. Sales in this project were launched in May last year, with a high degree of success. Previously, efforts were made to develop the image of the product, choosing the name “Barrio Chico”, accompanied by advertising in the most important printed media. As of March 31, 2007 the project has been finished and three units are pending sale.

Cruceros, Dique II. This is a unique project in Puerto Madero area consisting in an apartment building with a surface area of 6,400 sqm. of which 3,633 sqm. are owned by the Company. Works are fully completed. As of March 31, 2007, five units are pending sale.

Torres Renoir, Dique III. In view of the steady increase in the demand for residential properties in the area of Puerto Madero, during fiscal year 2006 we closed swap agreements that allowed us to start the construction of these two exclusive residential buildings of 37 and 40 floors. Given the development boom in this area, the project has aroused great expectations in the market thanks to its outstanding features. On September 30, 2006, in view of the market’s interest in this project, sales were launched in Tower 1. The degree of progress at these works is 74%, and during the third quarter of fiscal year 2007 bills of sale were entered into for 39% of the units available. As regards Tower 2, the project plans were filed with the Municipality.

Caballito. On May 4, 2006 we entered into a US$7.5 million swap agreement with Koad S.A. (Koad) whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and liability, a residential complex known as “Cabalito Nuevo”. In consideration for it, Koad paid to us US$ 0.05 million while the US$7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards for prompt delivery.

Besides, Koad created a US$7.45 million mortgage on the property as security for the transaction and took two performance bonds for US$2.0 million and US$0.5 million.

Benavidez, Tigre. Benavidez is an undeveloped 99.8 hectare plot located in the area of Tigre, 35 kilometers north from downtown Buenos Aires. In this property the gated residential complex “El Encuentro” is being developed. It will have a privileged front access to Highway No. 9, allowing an easy way to and from the city. Given the rise in the values of land in the Northern area of the Province of Buenos Aires, particularly in the area in which the development is located, our expectations regarding the sales of the lots to be received pursuant to the swap agreement are highly positive. The launch of sales of our units is planned for late fiscal 2007.

Canteras Natal Crespo, Provincia de Córdoba. During the last semester, 34,710 shares of the company Canteras Natal Crespo S.A. were acquired for an aggregate price of Ps.1.83 million. Therefore, our Company holds a 55.93% interest in said company. En April 27, 2007, the Company sold to ECIPSA 5.93% of the shares for a total agreed price of US$0.3 million, therefore reducing the Company’s interest in Canteras Natal Crespo S.A. to 50%. Canteras Natal Crespo S.A. is a company domiciled in the province of Córdoba, whose main corporate purpose shall be the urbanization of own or third-party lands, gated communities, lots for sale or lease, development of quarries, real estate transactions and construction of housing units.

The preliminary guidelines for the development of the project have already been laid down. With the engagement of the Chilean architecture firm URBE a Master Plan has been developed. The preliminary filings with the Municipality of La Calera and with the Provincial Regulatory Entity have already been made. The uniqueness of this undertaking shall rest upon an attractive and varied offer of residential plots, areas of low and medium density housing, as well as commercial and social areas. Each of the neighborhoods will have full-service infrastructure. The project will stand out for being embedded in the unique hillside setting of Sierras Chicas, in the Province of Córdoba.

Vicente Lopez Residential Project. On April 6, 2006, we entered into an agreement, as agent, in connection with the purchase of all the shares of Rummaala S.A., whose main asset is a plot with a net area of 13,651 sqm. located in Vicente Lopez, Province of Buenos Aires, and another agreement with Verdier S.A. in connection with the acquisition of plot of land with a net area of 8,412 sqm. adjacent to Rummaala’s plot. The closing of both transactions was subject to, among other conditions precedent, the approval of the Comisión Nacional de Defensa de la Competencia (Federal Trade Commission), which was granted on December 27, 2006. On January 16, 2007, the company appointed one of its subsidiaries, Patagonian Investment S.A., as principal to acquire 90% of Rummaala S.A., and Ritelco, to acquire the remaining 10%; furthermore, Rummaala S.A. was appointed as principal to acquire the Verdier S.A.’s plot. For Patagonian Investment S.A. to be able to proceed with the purchase of Rummaala S.A. and of the real property bought from Verdier S.A. we granted a loan to Patagonian Investment S.A., which loan has been offset, plus interest and taxes, with the delivery to us of the whole shareholding in Rummaala held by Patagonian Investment S.A. On March 16, 2007, we acquired from Ritelco S.A. the whole shareholding it had in Rummaala S.A. As a result of all the transactions above described, as of March 31, 2007 we hold 100% of Rummaala S.A.’s capital stock.

In both real properties, already unified, we plan to develop a new concept of residential complex, which will allow for the expansion of the public spaces. Such project shall be one of the most significant residential developments in the Province of Buenos Aires.

Dique IV. This is a 18,370 sqm. plot located in Puerto Madero area, on which an 8-floor class A+ office building will be built. Works will commence during the fourth quarter of fiscal year 2007. In the light of the development boom in Puerto Madero area, we expect this project will be successful.

El Rancho, San Carlos de Bariloche. On December 14, 2006, we acquired through our hotel operator subsidiary Llao Llao Resorts S.A., a 129,533 sqm. plot located in the city of San Carlos de Bariloche, in the Province of Rio Negro. The total price for the operation amounted to US$7.0 million, of which US$4.2 million were paid in cash and the balance of US$2.8 million was financed through a mortgage payable in 36 equal, consecutive and monthly installments of US$0.086 million each. The plot is located in the shore of Gutiérrez Lake, in an unequalled natural frame, and has a 1,000 sqm. chalet designed by architect Ezequiel Bustillo.

Below is a detail of the properties being developed by IRSA as of March 31, 2007.

	Date of Acquisition	Estimated / Real Cost ´(Ps, 000) (1)	Area intended for sale (sqm,) (2)	Total Units or Lots (3)	IRSA’s Effective Participation	Percentage Built	Percentage Sold (4)	Accumulated sales (Ps, 000) (5)	Accumulated Sales in (Ps. 000)as of March 31 of fiscal (6)			Book value (Ps. 000)(7)
									07 (Ps.000)	06(Ps.000)	05(Ps.000)
Residential Apartments
Torres Jardín	7/18/96	56,579	32,339	490	100%	100%	97.4%	70,049	—	—	—	472
Torres de Abasto (8)	7/17/94	74,810	35,630	545	62%	100%	100.0%	109,266	—	—	11	509
Edificios Cruceros	7/22/03	5,740	3,633	40	100%	100%	82.1%	18,414	8,383	4,246	—	537
San Martín de Tours	03/03	12,171	2,891	20	100%	100%	85.0%	4,109	4,109	—	—	8,775
Concepción Arenal	12/20/96	15,069	6,913	70	100%	100%	98.9%	11,626	—	—	—	72
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100%	100%	100.0%	47,530	—	63	—	—
Torre Caballito Mz 36 (15)	11/3/97	22,815	6,833	118	100%	3%	0.0%	—	—	—	—	22,663
Torres Renoir (15) (16)	09/09/99	22,861	5,383	28	100%	74%	0.0%	—	—	—	—	31,471
Torres Renoir II (15)	11/3/97	41,808	6,294	37	100%	0%	0.0%	—	—	—	—	41,808
Other (10)		31,245	18,151	163	N/A	N/A	100.0%	36,222	—	—	—	13
Subtotal		319,054	128,555	1,583	N/A	N/A	N/A	297,216	12,492	4,309	11	106,320

Residential communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100%	100%	95.5%	218,440	1,124	3,620	2,160	8,645
Benavidez (15)	11/18/97	20,544	989,423	110	100%	90%	100.0%	11,830	—	—	—	8,542
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100%	100%	98.9%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100%	100%	100.0%	9,505	—	—	—	—
Other lands		—	—	—	N/A	—	0.0%	—	—	—	—	—
Subtotal		158,691	2,532,671	1,783	N/A	N/A	N/A	253,727	1,124	3,620	2,160	17,230

Land reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50%	0%	0.0%	—	—	—		46,516
Caballito	11/03/97	—	20,968	—	100%	0%	40.1%	22,815	—	—		9,223
Santa María del Plata	07/10/97	—	675,952	—	100%	0%	0.0%	—	—	—		114,422
Pereiraola (11)	12/16/96	—	1,299,630	—	100%	0%	0.0%	—	—	—		21,875
Dique 4 (formerly Soc del Dique)	12/02/97	—	4,653	—	100%	0%	50.0%	12,310	—	—		7,046
Terrenos Gral Paz (8)	06/29/06	—	28,741	—	62%	0%	0.0%	—	—	—		—
Canteras Natal Crespo	07/27/05	—	4,320,000	—	56%	0%	0.0%	158	83	—		6,478
Terrenos Alcorta	07/07/98	—	1,925	—	68%	0%	100.0%	22,969	—	22,969		—
Libertador 1703 y 1755	01/16/07		29,564	—	100%	0%	0.0%	—	—	—		113,624
Other (12)			14,368,591		N/A	—	19.8%	—	—	—		88,026
Subtotal			20,832,075		N/A	N/A	N/A	58,252	83	22,969		407,210

Other
Alsina 934	08/26/92	705	3,750	1	100%	100%	100.0%	11,745	—	1,833	—	—
Madero 1020	12/21/95	16,008	5,056	8	100%	100%	100.0%	16,471	—	—	1,806	—
Dique 3	09/09/99	25,836	10,474	3	100%	0%	100.0%	91,638	26,206	—	23,624	—
Other properties (13)		23,871	11,352	61	N/A	100%	95.7%	30,418	108	33	—	1,595
Subtotal		66,420	30,632	73	N/A	N/A	N/A	150,272	26314	1,866	25,430	1,595
TOTAL (14)		544,165	23,523,933	3,439	N/A	N/A	N/A	759,467	40,013	32,764	27,601	532,355

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas).

In the case of Land Reserves the land area was considered.

(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation until 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvement, plus capitalized interest of consolidated properties in portfolio at March 31, 2007, adjusted for inflation at 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolivar S.A.
(10)	Includes the following properties: Dorrego 1916 through IRSA and Arcos 2343 fully sold (through Baldovinos)
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A.
(12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through Inversora Bolivar S.A.) and Caballito, Torres Rosario and the Coto Project (through APSA S.A.).
(13)	Includes the following properties: Puerto Madero Dock 13 and Dique II, Sarmiento 517, Income from Termination, APSA’s Real Properties Sales, and Rivadavia 2768 (fully sold through IRSA).
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(16)	Includes Ps. 29.9 million related to a swap receivable for Plot 1c at Dique III.

IV. Hotels

Income from the hotels segment showed an outstanding rise from Ps.79.7 million for the first nine-month period of fiscal 2006 to Ps.94.4 million for the same period this year.

A major factor contributing to the above result has been the increase in the average price of hotel rooms. During the first nine months of fiscal 2007 prices have shown favorable performance and in the period under study the average price per room has been Ps.481 compared to Ps.379 for the previous period.

The outstanding increase in hotel activities has encouraged us to step up investments in this segment. Proof of this is the construction of 42 suites at Hotel Llao Llao aimed at enhancing current capacity. In addition, the increased number of guests that the hotel will host once the new rooms are ready has also led to improvements in the hotel’s service infrastructure. These enhancements and improvements shall not only raise the occupancy rate but also the average price charged by the hotel. As of March 31, 2007, the degree of progress of these works was 65%.

The following table shows information regarding our hotels for the nine-month period ended March 31, 2007.

Hotels

Hotel	Date of Acquisition	IRSA’s effective interest	Number of rooms	Average Occupancy (1)	Average price per room Ps.(2)	Accumulated sales in Ps.000 as of March 31, of fiscal (Ps.000) (3)			Book value as of 03/31/07 (Ps. 000)
						2007	2006	2005
Inter-Continental (3)	Nov-97	76.34%	309	68.5%	413	33,107	29,071	25,529	53,708
Sheraton Libertador (4)	Mar-98	80.00%	200	83.5%	338	22,019	18,914	14,955	42,348
Llao Llao (5)	Jun-97	50.00%	158	77.6%	794	39,246	31,715	27,782	60,221
Plots in Bariloche (5)	Dic-06	50.00%	n/a	n/a	n/a	n/a	n/a	n/a	21,900

Total	—		667	75,2%	481	94,372	79,700	68,266	178,177

Notes:

1)	Accumulated average in the nine-month period.
2)	Accumulated average in the nine-month period.
3)	Through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

V. Financial and Other Transactions

Repayment of ninth principal installment and interest payment on the Secured Notes and the Unsecured Loan. The ninth installment of the Secured Notes, for US$ 1.87 million and of the Unsecured Loan for US$ 1.15 million was paid in February, which results in residual nominal amounts of US$ 28.04 million and US$ 17.25 million respectively still outstanding. Furthermore, interest payments were made for US$0.56 million and US$0.35 million, respectively.

Exercise of warrants and conversion of Convertible Notes. During the quarter ended March 31, 2007, a total amount of US$ 1.50 million (nominal value) in warrants issued by our Company were exercised resulting in the issue of 2.76 million shares. Therefore, the Company received proceeds for US$1.80 million.

Our indebtedness was also reduced as of that date with the conversion of Convertible Notes for nominal value US$ 1.12 million, representing 2.06 million shares.

As of March 31, 2007, the amount of outstanding Convertible Notes and warrants pending exercise was US$23.6 million and US$ 44.7 million, respectively, while the number of outstanding shares amounted to 453.6 million of nominal value Ps.1 each.

The following is a detail of the past, present and potential situation of the Convertible Notes issued on November 14, 2002 under the laws of the State of New York at an 8% interest rate (payable on a half-yearly basis) maturing on November 14, 2007 and convertible at a price of US$0.545 per share of US$1.00 par value (1.8349 shares for each Convertible Note). The Convertible Notes also have a warrant attached that allows its holder to purchase 1.8349 shares of US$1.00 par value at a price of US$ 0.654 each per Convertible Note.

Issuance of Notes. In the framework of the Global Program for the issuance of Notes approved by the General Ordinary Shareholders’ Meeting held on October 31, 2006, on February 2, 2007 we issued Series 1 Notes for US$ 150 million at an annual 8.5% interest rate (payable on a half-yearly basis) and maturing on February 2, 2017. The issuance price was 100% of nominal value and at the cut-off rate bids were received for up to US$ 529 million (3.5 times the amount offered) as proof of the strong support by the investor community to the Company’s business plan.

Series 1 Notes for up to US$150 million have been rated A-(arg), at local level, and B, at international level, by Fitch Argentina Calificadora de Riesgo S.A. In addition, the Series 1 Notes have been rated B+, at international level, and raA+, at local level, by Standard & Poor’s.

These ratings are based on the strong competitive position of the Company, consolidating as a real estate market leader in Argentina. Besides, the Company has moderate levels of consolidated indebtedness as compared to its sound asset base which is reflected in the quality and excellent location of its property portfolio. Finally, both rating companies consider that the proceeds derived from the issue of Notes shall be allocated to the financing of investment opportunities which shall provide significant income for the Company, due to the positive evolution evidenced by the different businesses in which the Company takes part and to the favorable medium-term outlook for the real estate sector.

Financial debt

As of March 31, 2007, the Company’s financial debt is mainly made up as follows:

Debt	Outstanding Amount	Maturity
Syndicated Loan	Ps. 12.5	Apr-07
Convertible Notes	USD 47.2	Jul-14
Córdoba Shopping Financing (1)	USD 8.0	Dic-08
Short-Term (variable rate) (2)	Ps. 128.4	May/Jun-07
Standard Bank	Ps. 40.0	Nov-07

(1)	Does not include the variable part in Pesos of the financing, which amounts to Ps. 3.9 million.
(2)	Includes daily advances.

As regards the Ps. 50 million-syndicated loan obtained in fiscal year 2005, the fourth and last principal installment for Ps. 12.5 million was repaid on April 9, 2007.

As regards the Series I Convertible Notes for up to a nominal value of US$50 million, on May 2, 2006 during an extraordinary meeting of noteholders a resolution was adopted to extend the maturity date to July 19, 2014. The aggregate outstanding amount is US$47,227,934, whereas the amount of shares in the Company amounts to 782,064,214 and its capital stock to 78,206,421.

Issuance of Notes

On May 11, 2007, Alto Palermo S.A. issued two new Series of Notes for a total amount of US$ 170 million. Series I involved the issuance of US$ 120 million maturing on May 11, 2017, which accrue a fixed interest rate of 7.875% payable on a half-yearly basis on May 11 and November 11 as from November 11, 2007. Principal under this series shall be entirely paid upon maturity. Series II involves the issuance of Ps. 154,020,000 million (equivalent to US$ 50 million) maturing on June 11, 2012 and accruing a fixed 11% interest rate payable half-yearly on June 11 and December 11 starting on December 11, 2007. Principal shall be repaid in seven semi-annual equal and consecutive installments as from June 11, 2009.

These issuances represent Series No. 1 and No. 2 under the Global Note Program for a nominal value of up to US$ 200,000,000 (the “Program”) authorized by the CNV pursuant to Resolution No. 15,614 dated April 19, 2007.

VI. Brief comment on prospects for the next quarter

The Company has embarked in a strong investment plan tending to increase future cash flow in all its business lines adding constant value for its shareholders.

Based on the favorable prospects offered by the real estate market, the expansion of the office business mainly through the acquisition of Dock del Plata as well as through the transactions related to Edificio República, Edificio Bouchard Plaza, and Edificio Intercontinental Plaza, should be highlighted. Such acquisitions will imply an increase of more than 70% in the AAA office rental area, and thus the Company’s market share in this segment will be 20%.

The success attained in the placement of the two series of notes shall help to consolidate our dominant position in the Shopping Center segment. As part of this strategy, the following properties were added to our asset portfolio: Córdoba Shopping Villa Cabrera, a shopping center development in the province of Neuquén and the Shopping General Paz development. The latter will occupy a strategic location in the City of Buenos Aires and it will be the biggest shopping center to be developed by the Company, bigger even than Abasto Shopping which is presently the Company’s biggest shopping center. In addition, in order to continuously improve our portfolio, we are working on refurbishments that will change the image of most of our shopping centers.

Based on the hotel activity development, which showed a significant growth during calendar year 2006, and the spectacular tourist potential offered by Argentina, we continue to harbor very favorable expectations in connection with this business sector.

Finally, and as a result of the renewed strategy adopted by the Company, we are analyzing several projects to be carried out in our land reserves taking advantage of any opportunity that might arise, as well as the incorporation of new plots at attractive prices adding value to our portfolio.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2007, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2007 and 2006 and the supplementary notes 1 to 25 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at March 31, 2007, and the consolidated statements of income and of cash flows for the nine-month periods ended March 31, 2007 and 2006, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiary Ritelco S.A. have a significant participation in Banco Hipotecario S.A. (the “Entity”), which is recorded at equity value at period end. The limited review report of the external auditors on the financial statements of Banco Hipotecario S.A. at March 31, 2007 dated May 11, 2007 states that the financial statements should be read considering the level of exposure of the Entity to the Public Sector. The participation of the Company in the Entity as a whole represents approximately 13% of basic assets and 8% of consolidated assets at March 31, 2007.

4.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2006 and 2005, on which we issued our unqualified report on September 8, 2006, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2007 and 2006 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´ s financial statements at June 30, 2006.

5.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements are pending transcription into the “Inventory and Balance Sheet” book;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements; at the date of issue, those financial statements are being transcribed into the Journal;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	according to the accounting records, at March 31, 2007 there is no debt accrued in favor of the Integrated Pensions and Retirement System

Autonomous City of Buenos Aires, May 14, 2007.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	Dr. José Daniel Abelovich
Dr. Andrés Suarez	Public Account (U.B.A.)
Public Accountant (U.B.A.)	C.P.C.E.C.A.B.A. Tº 102 F° 191
C.P.C.E.C.A.B.A. Tº 245 Fº 61	Professional Registration of the Firm
C.P.C.E.C.A.B.A. T° 1 F° 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: May 21, 2007